QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the independent auditor; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditor for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The scope of this assessment, in accordance with Canadian and U.S. securities laws, did not include an evaluation of the internal control over financial reporting of Allied World Assurance Company Holdings, AG (since renamed "Allied World Assurance Company Holdings, GmbH") which was acquired on July 6, 2017. The operations of Allied World Assurance Company Holdings, GmbH represented 6.5% of the company's consolidated revenue for the year ended December 31, 2017 and represented 22.8% and 23.9% of the company's consolidated assets and liabilities respectively as at December 31, 2017. Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of the company's internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 9, 2018

V. Prem Watsa Chairman and Chief Executive Officer	David Bonham Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures, as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Allied World Assurance Company Holdings, AG, which was subsequently renamed Allied World Assurance Company Holdings, GmbH (Allied World) from its assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company in a purchase business combination during 2017. We have also excluded Allied World from our audit of internal control over financial reporting. Allied World is a subsidiary whose total assets, total liabilities and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 22.8%, 23.9% and 6.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 9, 2018

We have served as the Company's auditor since at least 1985. We have not determined the specific year we began serving as auditor of the Company or its predecessor.

(This page is intentionally left blank)

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2017 and December 31, 2016

	Notes	December 31, 2017	December 31, 2016
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $77.8; December 31, 2016 – $94.4)	5, 27	2,368.4	1,371.6
Insurance contract receivables	10	4,686.9	2,917.5
Portfolio investments
Subsidiary cash and short term investments	5, 27	17,382.5	9,938.0
Bonds (cost $8,764.6; December 31, 2016 – $8,699.1)	5	9,164.1	9,323.2
Preferred stocks (cost $338.5; December 31, 2016 – $111.2)	5	296.8	69.6
Common stocks (cost $4,877.5; December 31, 2016 – $4,824.0)	5	4,838.7	4,158.8
Investments in associates (fair value $2,824.3; December 31, 2016 – $2,955.4)	5, 6	2,487.0	2,393.0
Derivatives and other invested assets (cost $585.7; December 31, 2016 – $546.2)	5, 7	255.4	179.7
Assets pledged for short sale and derivative obligations (cost $197.5; December 31, 2016 – $223.9)	5, 7	194.7	228.5
Fairfax India and Fairfax Africa cash, portfolio investments and associates	5, 6, 27	2,394.0	1,002.6

		37,013.2	27,293.4

Deferred premium acquisition costs	11	927.5	693.1
Recoverable from reinsurers (including recoverables on paid losses – $453.8; December 31, 2016 – $290.9)	9	7,812.5	4,010.3
Deferred income taxes	18	380.8	732.6
Goodwill and intangible assets	12	6,072.5	3,847.5
Other assets	13	4,828.3	2,518.4

Total assets		64,090.1	43,384.4

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2017	December 31, 2016
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	3,629.5	2,888.6
Income taxes payable	18	95.6	35.4
Short sale and derivative obligations (including at the holding company – $11.5; December 31, 2016 – $42.2)	5, 7	126.2	234.3
Funds withheld payable to reinsurers		850.2	416.2
Insurance contract liabilities	8	34,562.5	23,222.2
Borrowings – holding company and insurance and reinsurance companies	15	4,848.1	3,908.0
Borrowings – non-insurance companies	15	1,566.0	859.6

Total liabilities		45,678.1	31,564.3

Equity	16
Common shareholders' equity		12,475.6	8,484.6
Preferred stock		1,335.5	1,335.5

Shareholders' equity attributable to shareholders of Fairfax		13,811.1	9,820.1
Non-controlling interests		4,600.9	2,000.0

Total equity		18,412.0	11,820.1

		64,090.1	43,384.4

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2017 and 2016

	Notes	2017	2016
		(US$ millions except per share amounts)
Revenue
Gross premiums written	10, 25	12,207.5	9,534.3

Net premiums written	25	9,983.5	8,088.4

Gross premiums earned		11,822.0	9,209.7
Premiums ceded to reinsurers		(2,100.6)	(1,347.5)

Net premiums earned	25	9,721.4	7,862.2
Interest and dividends	5	559.0	555.2
Share of profit of associates	6	200.5	24.2
Net gains (losses) on investments	5	1,467.5	(1,203.6)
Gain on sale of subsidiary	23	1,018.6	–
Other revenue	25	3,257.6	2,061.6

		16,224.6	9,299.6

Expenses
Losses on claims, gross	8	9,518.7	5,682.9
Losses on claims ceded to reinsurers	9	(2,371.8)	(964.3)

Losses on claims, net	26	7,146.9	4,718.6
Operating expenses	26	2,049.5	1,597.7
Commissions, net	9	1,649.2	1,336.4
Interest expense	15	331.2	242.8
Other expenses	25, 26	3,024.6	1,958.4

		14,201.4	9,853.9

Earnings (loss) before income taxes		2,023.2	(554.3)
Provision (recovery) for income taxes	18	408.3	(159.6)

Net earnings (loss)		1,614.9	(394.7)

Attributable to:
Shareholders of Fairfax		1,740.6	(512.5)
Non-controlling interests		(125.7)	117.8

		1,614.9	(394.7)

Net earnings (loss) per share	17	$66.74	$(24.18)
Net earnings (loss) per diluted share	17	$64.98	$(24.18)
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	25,411	23,017

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2017 and 2016

	Notes	2017	2016
		(US$ millions)

Net earnings (loss)		1,614.9	(394.7)

Other comprehensive income (loss), net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		461.7	(80.2)
Losses on hedge of net investment in Canadian subsidiaries	7	(106.3)	(37.5)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	6	110.1	(35.6)

		465.5	(153.3)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	6	5.2	(33.2)
Net losses on defined benefit plans	21	(31.8)	(18.3)

		(26.6)	(51.5)

Other comprehensive income (loss), net of income taxes		438.9	(204.8)

Comprehensive income (loss)		2,053.8	(599.5)

Attributable to:
Shareholders of Fairfax		2,024.4	(696.4)
Non-controlling interests		29.4	96.9

		2,053.8	(599.5)

	Notes	2017	2016

Income tax (expense) recovery included in other comprehensive income (loss)
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		10.4	14.0
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans		(25.9)	3.7

		(15.5)	17.7

Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates		(7.4)	10.5
Net losses on defined benefit plans		2.3	5.0

		(5.1)	15.5

Total income tax (expense) recovery		(20.6)	33.2

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2017 and 2016
(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2017	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1
Net earnings (loss) for the year	–	–	–	–	1,740.6	–	1,740.6	–	1,740.6	(125.7)	1,614.9
Other comprehensive income, net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	–	–	–	–	–	306.7	306.7	–	306.7	155.0	461.7
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	(106.3)	(106.3)	–	(106.3)	–	(106.3)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	–	–	–	–	–	109.3	109.3	–	109.3	0.8	110.1
Share of net gains on defined benefit plans of associates	–	–	–	–	–	5.0	5.0	–	5.0	0.2	5.2
Net losses on defined benefit plans	–	–	–	–	–	(30.9)	(30.9)	–	(30.9)	(0.9)	(31.8)
Issuance of shares	2,196.4	–	17.4	(16.9)	–	–	2,196.9	–	2,196.9	–	2,196.9
Purchases and amortization	(45.6)	–	(140.5)	51.8	–	–	(134.3)	–	(134.3)	3.8	(130.5)
Excess of book value over consideration of common shares purchased for cancellation	–	–	–	–	(50.6)	–	(50.6)	–	(50.6)	–	(50.6)
Common share dividends	–	–	–	–	(237.4)	–	(237.4)	–	(237.4)	(67.5)	(304.9)
Preferred share dividends	–	–	–	–	(44.6)	–	(44.6)	–	(44.6)	–	(44.6)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	–	2,451.2	2,451.2
Other net changes in capitalization (note 16)	–	–	–	52.8	183.8	–	236.6	–	236.6	184.0	420.6

Balance as of December 31, 2017	6,901.6	3.8	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0

Balance as of January 1, 2016	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9
Net earnings (loss) for the year	–	–	–	–	(512.5)	–	(512.5)	–	(512.5)	117.8	(394.7)
Other comprehensive loss, net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(61.4)	(61.4)	–	(61.4)	(18.8)	(80.2)
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	(37.5)	(37.5)	–	(37.5)	–	(37.5)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	–	(35.4)	(35.4)	–	(35.4)	(0.2)	(35.6)
Share of net losses on defined benefit plans of associates	–	–	–	–	–	(32.0)	(32.0)	–	(32.0)	(1.2)	(33.2)
Net losses on defined benefit plans	–	–	–	–	–	(17.6)	(17.6)	–	(17.6)	(0.7)	(18.3)
Issuance of shares	523.5	–	15.1	(17.6)	–	–	521.0	–	521.0	–	521.0
Purchases and amortization	(6.1)	–	(64.2)	40.6	–	–	(29.7)	–	(29.7)	(0.8)	(30.5)
Excess of book value over consideration of common shares purchased for cancellation	–	–	–	–	(8.0)	–	(8.0)	–	(8.0)	–	(8.0)
Common share dividends	–	–	–	–	(227.8)	–	(227.8)	–	(227.8)	(41.2)	(269.0)
Preferred share dividends	–	–	–	–	(44.0)	–	(44.0)	–	(44.0)	–	(44.0)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	–	86.8	86.8
Other net changes in capitalization	3.6	–	–	(4.4)	17.8	–	17.0	0.6	17.6	126.8	144.4

Balance as of December 31, 2016	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2017 and 2016

	Notes	2017	2016
		(US$ millions)
Operating activities
Net earnings (loss)		1,614.9	(394.7)
Depreciation, amortization and impairment charges	26	280.5	191.7
Net bond premium (discount) amortization		(52.7)	3.6
Amortization of share-based payment awards		51.8	40.6
Share of profit of associates	6	(200.5)	(24.2)
Deferred income taxes	18	230.3	(273.8)
Net (gains) losses on investments	5	(1,467.5)	1,203.6
Gain on sale of subsidiary	23	(1,018.6)	–
Loss on repurchase of borrowings	15	28.6	–
Net sales of securities classified as FVTPL	27	2,678.4	1,119.3
Changes in operating assets and liabilities	27	555.4	(607.9)

Cash provided by operating activities		2,700.6	1,258.2

Investing activities
Sales of investments in associates	6, 23	1,014.9	45.8
Purchases of investments in associates	6, 23	(1,026.5)	(735.3)
Net purchases of premises and equipment and intangible assets		(415.2)	(208.3)
Purchases of subsidiaries, net of cash acquired	23	(1,107.7)	(779.1)
Sale of subsidiary, net of cash divested	23	640.4	–
Decrease in restricted cash for purchase of subsidiary		–	6.5

Cash used in investing activities		(894.1)	(1,670.4)

Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		577.0	637.7
Repayments		(483.7)	(5.4)
Net borrowings from (repayments to) holding company revolving credit facility		(200.0)	200.0
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		500.6	360.5
Repayments		(268.7)	(38.9)
Net borrowings from revolving credit facilities		193.7	193.6
Increase in restricted cash related to financing activities		(150.8)	(18.9)
Subordinate voting shares:	16
Issuances, net of issuance costs		–	523.5
Repurchases for treasury		(140.5)	(64.2)
Repurchases for cancellation		(96.2)	(14.1)
Common share dividends	16	(237.4)	(227.8)
Preferred share dividends	16	(44.6)	(44.0)
Subsidiary common shares:
Issuances to non-controlling interests, net of issuance costs	23	2,223.2	157.1
Purchases of non-controlling interests	23	(140.3)	(87.2)
Sales to non-controlling interests	23	96.8	12.7
Dividends paid to non-controlling interests	16	(67.5)	(41.2)

Cash provided by financing activities		1,761.6	1,543.4

Increase in cash and cash equivalents		3,568.1	1,131.2
Cash and cash equivalents – beginning of year		4,219.1	3,125.6
Foreign currency translation		147.8	(37.7)

Cash and cash equivalents – end of year	27	7,935.0	4,219.1

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	39
2.	Basis of Presentation	39
3.	Summary of Significant Accounting Policies	39
4.	Critical Accounting Estimates and Judgments	51
5.	Cash and Investments	52
6.	Investments in Associates	60
7.	Short Sales and Derivatives	65
8.	Insurance Contract Liabilities	67
9.	Reinsurance	70
10.	Insurance Contract Receivables	71
11.	Deferred Premium Acquisition Costs	72
12.	Goodwill and Intangible Assets	73
13.	Other Assets	75
14.	Accounts Payable and Accrued Liabilities	75
15.	Borrowings	76
16.	Total Equity	78
17.	Earnings per Share	81
18.	Income Taxes	82
19.	Statutory Requirements	85
20.	Contingencies and Commitments	86
21.	Pensions and Post Retirement Benefits	87
22.	Operating Leases	88
23.	Acquisitions and Divestitures	88
24.	Financial Risk Management	94
25.	Segmented Information	111
26.	Expenses	117
27.	Supplementary Cash Flow Information	118
28.	Related Party Transactions	119
29.	Subsidiaries	120

Notes to Consolidated Financial Statements
for the years ended December 31, 2017 and 2016
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2017 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective as at December 31, 2017, except IFRS 9 (2010) Financial Instruments which was adopted early. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, income taxes payable, and short sale and derivative obligations. The following balances are considered non-current: deferred income taxes and goodwill and intangible assets. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 9, 2018.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity over which the company has control. The company controls an entity when the company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date). The operating results of subsidiaries that are divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2017 and 2016 based on individual holding companies' and subsidiary companies' financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company's significant subsidiaries are identified in note 29.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of a subsidiary on its acquisition date and is subsequently adjusted for the non-controlling interest's share of changes in the acquired subsidiary's earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes any contingent consideration arrangements, recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

A pre-existing equity interest is re-measured to fair value at the date of a business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit inclusive of its allocated goodwill is compared to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The carrying value of intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment annually or more frequently if there are potential indicators of impairment.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. A pre-existing equity interest is re-measured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date (or more frequently when conditions warrant) using valuation techniques consistent with those applied to the company's other investments in equity instruments. See 'Determination of fair value' under the heading of 'Investments' for further details. If there is objective evidence that the carrying value of an associate is impaired, the associate is written down to its recoverable amount and the unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. Impairment losses are reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying amount to what would have been determined had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained interest classified as a financial asset is re-measured to fair value and all amounts previously recognized in other comprehensive income in relation to that investee are reclassified to the consolidated statement of earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company's subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of an investment in a foreign subsidiary.

Net investment hedge – The company has designated a portion of the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries. The cumulative unrealized gain or loss relating to the effective portion of the hedge is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of an investment in a hedged foreign subsidiary. Gains and losses relating to any ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on reduction of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling. Upon settlement of the defined benefit plan or disposal of the related associate or subsidiary, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders' equity.

Consolidated statement of cash flows

The company's consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, equity instruments, debt instruments, securities sold short, derivatives, investment property and investments in associates. Management determines the appropriate classifications of investments at their acquisition date. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Canadian subsidiaries as described in note 7.

Classification – Short term investments, equity instruments, bonds, securities sold short and derivatives are classified as FVTPL.

An investment in a debt instrument is measured at amortized cost if (i) the objective of the company's business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The company's business model currently does not permit any of its short term investments or bonds to be measured at amortized cost.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Investments classified as FVTPL are carried at fair value on the consolidated balance sheet, with transaction costs expensed as incurred and changes in fair value reported in the consolidated statement of earnings as interest and dividends and net gains (losses) on investments. Interest and dividends comprises dividends received on holdings of common stocks and preferred stocks, and interest income on short term investments and bonds calculated using the effective interest method, net of investment expenses. All other changes in fair value of investments classified as FVTPL are reported in net gains (losses) on investments in the consolidated statement of earnings, such that the sum of interest income and net gains (losses) on short term investments and bonds is equal to their total change in fair value for the reporting period.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Debt instruments with maturity dates between three months and twelve months when purchased are presented as short term investments.

Bonds – Debt instruments with maturity dates greater than twelve months when purchased are presented as bonds.

Securities sold short – Securities sold short ("short sales") represent obligations to deliver securities which were not owned at the time of the sale.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, consumer price index linked ("CPI-linked"), futures, forwards, warrants and option contracts, all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each balance sheet date. Changes in the fair value of a derivative are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Cash received from counterparties as collateral for derivative contracts is recognized within holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized within accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet within holding company cash and investments or within portfolio investments as assets pledged for short sale and derivative obligations.

Equity contracts – The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity and equity index total return swaps on a net basis as interest and dividends in the consolidated statement of earnings. The company's equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle monthly or quarterly any fair value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable fair value changes and, conversely, any cash amounts received in settlement of favourable fair value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized fair value changes since the last quarterly reset date. Total return swaps require no initial net investment and have a fair value of nil at inception.

CPI-linked derivative contracts – The company's derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts may be structured to provide a payout at maturity if there is cumulative deflation over the life of the contract or if cumulative average inflation is below a specified floor rate over the life of the contract. As the average remaining life of a CPI-linked derivative declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three level hierarchy in accordance with IFRS ("fair value hierarchy") as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of securities sold short, the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Fair values of CPI-linked derivative contracts received from third party broker-dealers are assessed by comparing the fair values to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs dedicated personnel responsible for the valuation of its investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers' commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Brokers' commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claim trends, claim severities, exposure growth, and other factors, are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.

Estimation techniques – Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of numbers of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters' estimates or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries, at the corporate level by the company's Chief Risk Officer and by independent third party actuaries. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net in the consolidated statement of earnings. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers' portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers' shares of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income or directly in equity. In those cases, the income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

On December 22, 2017 the United States enacted the Tax Cuts and Jobs Act ("U.S. tax reform") that, among other changes, introduced a new minimum base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates and a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI"), applicable to U.S. corporate income tax for tax years beginning after December 31, 2017. The company will recognize charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and does not include their impacts in measuring its net deferred income tax asset.

Investment property

Real estate held by the company for investment purposes, such as capital appreciation or long-term rental yield, is initially recorded at cost (including transaction costs) and subsequently carried at historical cost less accumulated amortization and any accumulated impairment losses. On the consolidated balance sheet investment property held is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. Investment property rental income and gains or losses on disposal are recorded in the consolidated statement of earnings as interest and dividends and net gains (losses) on investments respectively by the insurance and reinsurance companies, and as other revenue by the non-insurance companies.

Other assets

Other assets consist of inventories, receivables and investment properties of non-insurance companies included in the Other reporting segment, premises and equipment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life and charged to operating expenses in the consolidated statement of earnings.

Other revenue and expenses

Revenue from the sale of hospitality, travel and other non-insurance products and services are recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer. The revenue and related cost of inventories sold or services provided are recorded in other revenue and other expenses respectively in the consolidated statement of earnings.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect, if any, of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Re-measurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income and subsequently included in accumulated other comprehensive income. These re-measurements will not be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. Payments made under an operating lease, net of any incentives received from the lessor, are recorded in operating expenses on a straight-line basis over the term of the lease.

New accounting pronouncements adopted in 2017

The company adopted the following amendments, effective January 1, 2017. These changes were adopted in accordance with the applicable transitional provisions of each amendment, and did not have a significant impact on the consolidated financial statements.

IFRS Annual Improvements 2014-2016

In December 2016 the IASB issued an amendment to clarify the scope of the disclosure requirements in IFRS 12 Disclosure of Interests in Other Entities.

Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)

In January 2016 the IASB issued amendments to IAS 12 Income Taxes to clarify the requirements on recognition of deferred income tax assets for unrealized losses.

Disclosure Initiative (Amendments to IAS 7)

In January 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows that require additional disclosures for cash and non-cash changes in liabilities arising from financing activities.

New accounting pronouncements issued but not yet effective

The following new standards have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2017. The company is currently evaluating their impact on its consolidated financial statements and does not expect to adopt any of them in advance of their respective effective dates.

Foreign Currency Transactions and Advance Consideration ("IFRIC 22")

In December 2016 the IASB issued an interpretation by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018, with a choice of prospective or retrospective application. Adoption of IFRIC 22 is not expected to have a significant impact on the company's consolidated financial statements.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

In June 2016 the IASB issued narrow-scope amendments to clarify the classification and measurement requirements of IFRS 2 Share-based Payment. The amendments are effective for annual periods beginning on or after January 1,

2018, with prospective application in accordance with certain transitional provisions. Adoption of the amendments is not expected to have a significant impact on the company's consolidated financial statements.

IFRS 9 Financial Instruments ("IFRS 9")

In July 2014 the IASB issued the complete version of IFRS 9 which will supersede the 2010 version of IFRS 9 currently applied by the company ("IFRS 9 (2010)"). IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes requirements for the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance. The company is nearing completion of its analysis of IFRS 9's accounting requirements and has determined that its current classifications of equity investments, derivatives, financial liabilities and hedge of net investment under IFRS 9 (2010) will remain substantially unchanged. The company continues to monitor and consider evolving guidance and interpretations related to IFRS 9 as it works through the classification analysis for its investments in debt instruments.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May 2014 the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts and financial instruments from its scope and is applicable primarily to the company's non-insurance companies. In April 2016 the IASB issued amendments to clarify certain aspects of IFRS 15 and to provide additional practical expedients upon transition. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application. The company has substantially completed its analysis of the accounting requirements under IFRS 15 and does not expect the adoption of IFRS 15 to have a significant impact on the company's consolidated financial statements or to require any significant transition adjustments.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB issued IFRS 16 which largely eliminates the distinction between finance and operating leases for lessees. With limited exceptions, a lessee will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with a choice of modified retrospective or full retrospective application. The company has commenced impact assessments and reviews of lease data at its operating companies in preparation for the adoption of IFRS 16.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")

In June 2017 the IASB issued IFRIC 23 to clarify how the requirements of IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application. Adoption of IFRIC 23 is not expected to have a significant impact on the company's consolidated financial statements.

IFRS Annual Improvements 2015-2017

In December 2017 the IASB issued amendments to clarify the requirements of four IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2019, primarily with prospective application. Adoption of the amendments is not expected to have a significant impact on the company's consolidated financial statements.

IFRS 17 Insurance Contracts ("IFRS 17")

In May 2017 the IASB issued IFRS 17, a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. The measurement approach is based on the following: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The standard is effective for annual periods beginning on or after January 1, 2021, with retrospective application and some practical expedients available on adoption. The company has commenced implementation planning, education workshops and impact assessments at its largest insurance and reinsurance companies in preparation for the adoption of IFRS 17.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of critical accounting estimates and judgments which are discussed below, with the exception of the determination of fair value for financial instruments (notes 3 and 5), carrying value of associates (notes 3 and 6), charges related to U.S. tax reform (note 18) and contingencies (note 20). Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Underwriting Risk" section of note 24 while the historic development of the company's insurance liabilities are presented in note 8.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, management exercises judgment in assessing recent and expected profitability of applicable operating companies and their ability to utilize any recorded income tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies. Details of deferred income tax assets are presented in note 18.

Business combinations

Judgment may be required to determine whether a transaction qualifies as a business combination when it involves elements such as contractual arrangements between shareholders or potential voting rights. Accounting for business combinations requires fair values to be estimated for the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including external valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill (or gain on bargain purchase) recognized. If necessary, the company has up to one year from the acquisition date to finalize the determination of fair values for a business combination. Details of business combinations are presented in note 23.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company's cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and growth rate. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value (inclusive of assigned goodwill). If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss in the consolidated statement of earnings. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis. The critical estimates pertain to those cash-generating units where there is little difference between the recoverable amount and the related carrying amount. Details of goodwill are presented in note 12.

5.    Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2017	December 31, 2016
Holding company
Cash and cash equivalents (note 27)	995.4	533.2
Short term investments	115.4	285.4
Bonds	380.9	264.8
Preferred stocks	2.8	1.0
Common stocks(1)	784.9	153.2
Derivatives (note 7)	11.2	39.6

	2,290.6	1,277.2

Assets pledged for short sale and derivative obligations:
Short term investments	77.8	82.6
Bonds	–	11.8

	77.8	94.4

	2,368.4	1,371.6
Short sale and derivative obligations (note 7)	(11.5)	(42.2)

	2,356.9	1,329.4

Portfolio investments
Cash and cash equivalents (note 27)	7,384.1	3,943.4
Short term investments	9,998.4	5,994.6
Bonds	9,164.1	9,323.2
Preferred stocks	296.8	69.6
Common stocks(1)	4,838.7	4,158.8
Investments in associates (note 6)	2,487.0	2,393.0
Derivatives (note 7)	192.6	163.7
Other invested assets	62.8	16.0

	34,424.5	26,062.3

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 27)	16.8	–
Short term investments	145.7	189.6
Bonds	32.2	38.9

	194.7	228.5

Fairfax India cash, portfolio investments and associates	1,762.5	1,002.6
Fairfax Africa cash, portfolio investments and associates	631.5	–

	2,394.0	1,002.6

	37,013.2	27,293.4
Short sale and derivative obligations (note 7)	(114.7)	(192.1)

	36,898.5	27,101.3

Total investments	39,255.4	28,430.7

(1)
Common stocks include investments in limited partnerships and other funds with carrying values of $1,903.7 and $90.9 respectively at December 31, 2017 (December 31, 2016 – $1,171.6 and $157.1).

Fairfax India and Fairfax Africa cash, portfolio investments and associates were comprised as follows:

	Fairfax India		Fairfax Africa
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Cash and cash equivalents (note 27)	44.0	173.2	329.7	–
Short term investments	34.3	33.6	57.2	–
Bonds	694.2	528.8	19.4	–
Common stocks	40.5	26.5	4.9	–
Investments in associates (note 6)	949.5	240.5	219.8	–
Derivatives and other invested assets	–	–	0.5	–

	1,762.5	1,002.6	631.5	–

Restricted cash and cash equivalents at December 31, 2017 of $835.0 (December 31, 2016 – $430.7) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations. Restricted cash and cash equivalents are included on the consolidated balance sheet in holding company cash and investments, or in portfolio investments within subsidiary cash and short term investments, assets pledged for short sale and derivative obligations and Fairfax India and Fairfax Africa cash, portfolio investments and associates.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20), for short sale and derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and fixed income securities within portfolio investments on the consolidated balance sheets.

	December 31, 2017	December 31, 2016
Regulatory deposits	4,256.8	4,748.2
Security for reinsurance and other	1,449.2	732.8

	5,706.0	5,481.0

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2017 bonds containing call and put features represented approximately $3,390.3 and $93.3 respectively (December 31, 2016 – $4,498.0 and $196.2) of the total fair value of bonds. The table below does not reflect the impact of $1,693.8 (December 31, 2016 – $3,013.4) notional amount of U.S. treasury bond forward contracts (described in note 7) that reduce the company's exposure to interest rate risk.

	December 31, 2017		December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	3,383.9	3,537.6	1,649.4	1,779.0
Due after 1 year through 5 years	3,540.7	3,720.2	3,245.9	3,447.6
Due after 5 years through 10 years	1,017.6	1,054.3	1,046.7	1,031.3
Due after 10 years	1,872.1	1,978.7	3,575.1	3,909.6

	9,814.3	10,290.8	9,517.1	10,167.5

Effective interest rate		4.0%		4.7%

The calculation of the effective interest rate of 4.0% (December 31, 2016 – 4.7%) is on a pre-tax basis and therefore does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged U.S. state and municipal bond investments of approximately $2.3 billion (December 31, 2016 – $3.3 billion).

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2017				December 31, 2016
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	8,770.0	8,770.0	–	–	4,649.8	4,649.8	–	–

Short term investments:
Canadian government	7.1	7.1	–	–	8.2	8.2	–	–
Canadian provincials	281.9	281.9	–	–	261.7	261.7	–	–
U.S. treasury	9,225.5	9,225.5	–	–	5,930.3	5,930.3	–	–
Other government	403.0	307.0	96.0	–	212.2	212.2	–	–
Corporate and other	511.3	–	466.3	45.0	173.4	–	173.4	–

	10,428.8	9,821.5	562.3	45.0	6,585.8	6,412.4	173.4	–

Bonds:
Canadian government	84.4	–	84.4	–	311.4	–	311.4	–
Canadian provincials	93.8	–	93.8	–	196.9	–	196.9	–
U.S. treasury	1,779.3	–	1,779.3	–	1,117.3	–	1,117.3	–
U.S. states and municipalities	2,452.1	–	2,452.1	–	4,732.2	–	4,732.2	–
Other government	1,799.4	–	1,799.4	–	1,176.2	–	1,176.2	–
Corporate and other	4,081.8	–	2,185.7	1,896.1	2,633.5	–	1,580.4	1,053.1

	10,290.8	–	8,394.7	1,896.1	10,167.5	–	9,114.4	1,053.1

Preferred stocks:
Canadian	240.7	–	11.3	229.4	22.2	–	10.9	11.3
U.S.	5.0	–	–	5.0	0.3	–	–	0.3
Other	53.9	1.5	3.6	48.8	48.1	0.6	15.1	32.4

	299.6	1.5	14.9	283.2	70.6	0.6	26.0	44.0

Common stocks:
Canadian	958.7	825.9	110.3	22.5	665.3	545.0	98.6	21.7
U.S.	1,583.3	474.8	66.9	1,041.6	1,172.6	629.6	33.9	509.1
Other funds	90.9	–	90.9	–	157.1	–	157.1	–
Other	3,036.1	1,713.7	415.1	907.3	2,343.5	1,037.2	532.5	773.8

	5,669.0	3,014.4	683.2	1,971.4	4,338.5	2,211.8	822.1	1,304.6

Derivatives and other invested assets	267.1	–	89.5	177.6	219.3	–	121.5	97.8

Short sale and derivative obligations	(126.2)	–	(126.2)	–	(234.3)	–	(234.3)	–

Holding company cash and investments and portfolio investments measured at fair value	35,599.1	21,607.4	9,618.4	4,373.3	25,797.2	13,274.6	10,023.1	2,499.5

	100.0%	60.7%	27.0%	12.3%	100.0%	51.5%	38.9%	9.6%

Investments in associates (note 6)(1)	4,629.3	2,004.3	45.3	2,579.7	3,267.3	1,100.1	40.9	2,126.3

(1)
The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.

Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. The increase in the company's Level 3 financial assets during 2017 was partially due to the consolidation of certain Allied World investments in limited partnerships that were classified as Level 3 common stocks ($583.8) based on their unobservable net asset values and inability to be liquidated or redeemed within three months. In addition, during 2017 a private placement debt security was transferred from Level 2 to Level 3 due to the modification of its terms and its credit spread (a key valuation input) becoming unobservable. During 2017 and 2016 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

A summary of changes in Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2017
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	190.2	1.3	243.4	(5.5)	22.6	(9.9)	442.1
Purchases	430.2	268.4	221.2	–	11.1	72.3	1,003.2
Sales and distributions	(209.7)	(34.1)	(443.4)	–	(19.4)	–	(706.6)
Acquisitions of subsidiaries (note 23)	22.4	–	583.8	–	29.9	9.7	645.8
Transfer into category	384.0	–	–	–	–	7.1	391.1
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	70.9	3.6	12.3	8.2	2.6	0.6	98.2

Balance – December 31	1,941.1	283.2	1,598.7	170.5	202.2	177.6	4,373.3

	2016
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(52.9)	2.5	102.7	(12.5)	(21.6)	(204.4)	(186.2)
Purchases	955.6	115.7	124.4	16.4	38.8	21.1	1,272.0
Sales and distributions	(548.2)	(82.5)	(202.9)	(10.2)	–	(4.9)	(848.7)
Transfer into category	9.4	0.4	–	–	–	–	9.8
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	(7.2)	0.2	(3.7)	3.1	0.2	0.6	(6.8)

Balance – December 31	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5

The table below presents the valuation techniques, range of values applied for significant unobservable inputs and the typical relationship between significant unobservable inputs and estimated fair values for the company's significant Level 3 financial assets:

				Input range used
	Carrying value at December 31, 2017					Effect on estimated fair value if input value is increased(a)
			Significant unobservable input
Asset class		Valuation technique		Low	High
Private placement debt securities(b)(1)	1,340.4	Discounted cash flow	Credit spread	1.6%	18.9%	Decrease
Private placement debt securities(b)(2)	402.0	Net asset valuation of secured loans	Recoverability of assets	60.0%	100.0%	Increase
Limited partnerships and other(c)(3)	1,598.7	Net asset value	Net asset value / Price	N/A	N/A	Increase
Private company preferred shares(d)(4)	207.3	Discounted cash flow	Credit spread	3.5%	3.6%	Decrease
Private equity funds(c)(3)	100.9	Net asset value	Net asset value / Price	N/A	N/A	Increase
Private equity funds(c)(5)	69.6	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Private company common shares(c)(5)	81.2	Market comparable	Book value multiple	1.3	1.3	Increase
Private company common shares(c)(5)	40.5	Market comparable	Price/Earnings multiple	26.2	26.2	Increase
Warrants(e)(6)	73.1	Option pricing model	Equity volatility	24.6%	39.3%	Increase
CPI-linked derivatives(e)(7)	39.6	Option pricing model	Inflation volatility	0.0%	3.7%	Increase
(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Classified within holding company cash and investments or bonds on the consolidated balance sheet.

(c)
Classified within holding company cash and investments or common stocks on the consolidated balance sheet.

(d)
Classified within preferred stocks on the consolidated balance sheet.

(e)
Classified within holding company cash and investments or derivatives and other invested assets on the consolidated balance sheet.

(1)
Valued using industry accepted discounted cash flow models that incorporate credit spreads of the issuers, which are not market observable. At December 31, 2017 this asset class consisted of 7 investments, the largest being $663.6. By increasing (decreasing) the credit spreads within a reasonably possible range, the fair value of these private placement debt securities would decrease by $41.6 (increase by $44.3).

(2)
At December 31, 2017 this asset class consisted of 2 investments, the larger being $253.0.

(3)
Valued primarily based on net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 because they may require at least three months' notice to liquidate. The company has not applied reasonably possible alternative assumptions to the estimated fair value of these investments due to their diverse nature and resulting dispersion of prices. At December 31, 2017 limited partnerships and other consisted of 47 investments, the largest being $355.3.

(4)
Valued using industry accepted discounted cash flow models that incorporate market unobservable credit spreads of the preferred shares.

(5)
Fair values are determined by reference to various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, such investments are classified as Level 3 because the valuation multiples applied by the company are adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.

(6)
Valued using industry accepted option pricing models that incorporate market unobservable long-dated equity volatilities. A higher equity volatility generally results in a higher fair value due to the higher probability of obtaining a greater return from the warrant.

(7)
Valued based on broker-dealer quotes which management has determined utilize market observable inputs except for inflation volatility which is an unobservable input.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2017	2016
Interest income:
Cash and short term investments	117.5	33.4
Bonds	441.9	622.4
Derivatives and other	(44.8)	(141.4)

	514.6	514.4

Dividends:
Preferred stocks	2.1	11.2
Common stocks	71.1	55.6

	73.2	66.8

Investment expenses	(28.8)	(26.0)

Interest and dividends	559.0	555.2

Share of profit of associates (note 6)	200.5	24.2

Net gains (losses) on investments

	2017				2016
	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unreal- ized gains (losses)		Net gains (losses) on investments
Bonds	445.7		(167.7)	278.0	683.7		(400.4)		283.3
Preferred stocks	0.2		(0.5)	(0.3)	(68.0)	(4)(5)	61.6	(4)(5)	(6.4)
Common stocks	126.5		585.7	712.2	(162.2)	(4)(6)	91.2	(4)(6)	(71.0)

	572.4		417.5	989.9	453.5		(247.6)		205.9

Derivatives:
Common stock and equity index short positions	(485.6)	(1)	67.7	(417.9)	(915.8)	(1)	(264.0)		(1,179.8)
Common stock and equity index long positions	21.6	(1)	(2.0)	19.6	10.4	(1)	12.9		23.3
Equity index put options	–		–	–	(20.3)		7.2		(13.1)
Equity warrants and call options	22.9		15.4	38.3	–		(4.0)		(4.0)
CPI-linked derivatives	–		(71.0)	(71.0)	–		(196.2)		(196.2)
U.S. treasury bond forwards	(174.5)		21.3	(153.2)	96.7		(49.7)		47.0
Other	(8.4)		8.1	(0.3)	(70.6)		63.2		(7.4)

	(624.0)		39.5	(584.5)	(899.6)		(430.6)		(1,330.2)

Foreign currency net gains (losses) on:
Investing activities	0.8		88.0	88.8	54.4		(191.3)		(136.9)
Underwriting activities	(74.9)		–	(74.9)	19.7		–		19.7
Foreign currency contracts	(21.0)		9.9	(11.1)	6.5		(18.8)		(12.3)

	(95.1)		97.9	2.8	80.6		(210.1)		(129.5)

Gain on disposition of associates	999.9	(2)(3)	–	999.9	–		–		–

Other	2.1		57.3	59.4	3.2		47.0		50.2

Net gains (losses) on investments	855.3		612.2	1,467.5	(362.3)		(841.3)		(1,203.6)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 and closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) (see notes 7 and 24).

(2)
During 2017 the company sold a 24.3% equity interest in ICICI Lombard for net proceeds of $908.5 and recorded a net realized gain of $595.6. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified to common stock measured at FVTPL and re-measured to fair value for a net realized gain of $334.5 (see note 6).

(3)
During 2017 the company acquired control of Grivalia Properties by increasing its equity interest to 52.7% and commenced consolidating Grivalia Properties in the Other reporting segment. As a result, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value and recorded a net realized gain of $51.3 (see note 6).

(4)
During 2016 the company recognized net realized losses of $220.3 and $103.7 on common and preferred stock investments pursuant to the issuer's plan of restructuring and subsequent emergence from bankruptcy protection. Prior period unrealized losses on the common and preferred stock investments of $209.5 and $99.6 were reclassified to net realized losses with a net impact of nil on the consolidated statement of earnings.

(5)
During 2016 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $35.1 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $41.7 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(6)
During 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in the reclassification of an unrealized loss of $68.1 on APR Energy to realized losses with a net impact of nil on the consolidated statement of earnings.

6.    Investments in Associates

The following summarizes the company's investments in associates:

	December 31, 2017
			Carrying value					Year ended December 31, 2017
			Associates and joint arrangements		Fairfax India and Fairfax Africa associates
	Ownership percentage	Fair value(a)					Total	Share of profit (loss)(8)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	43.3%	303.0	298.0	(b)	–		298.0	117.6
Gulf Insurance Company ("Gulf Insurance")	41.4%	233.1	185.4		–		185.4	7.7
Thai Re Public Company Limited ("Thai Re")(1)	34.9%	80.5	80.3		–		80.3	(21.3)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	66.7	48.6		–		48.6	1.6
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	39.6	38.5		–		38.5	3.2
Ambridge Partners LLC ("Ambridge Partners")	50.0%	34.9	34.9		–		34.9	4.4
Go Digit Infoworks Services Private Limited ("Digit")(2)	45.3%	10.6	10.6		–		10.6	–
Falcon Insurance PLC ("Falcon Thailand")	41.2%	9.2	9.2		–		9.2	–
Camargue Underwriting Managers Group Ltd. ("Camargue")	50.0%	5.5	5.5		–		5.5	0.7
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(3)	–	–	–		–		–	24.0

		783.1	711.0		–		711.0	137.9

Non-insurance:
Agriculture
Astarta Holding N.V. ("Astarta")(4)	28.1%	101.2	140.6		–		140.6	15.8
Farmers Edge Inc. ("Farmers Edge")(5)	46.1%	95.0	88.1		–		88.1	(10.5)

		196.2	228.7		–		228.7	5.3

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(6)	–	213.4	213.4	(b)	–		213.4	12.2
Grivalia Properties REIC ("Grivalia Properties")(7)	–	–	–		–		–	12.8
Other	–	88.7	88.6	(b)	–		88.6	9.0

		302.1	302.0		–		302.0	34.0

India
Bangalore International Airport Limited ("Bangalore Airport")(12)	48.0%	608.3	–		611.1	(c)	611.1	15.8
IIFL Holdings Limited ("IIFL Holdings")(13)	35.5%	1,185.1	102.7		317.2	(c)	419.9	36.5
5paisa Capital Limited ("5paisa")(13)	35.5%	26.6	6.6		20.2	(c)	26.8	–
Fairchem Limited ("Fairchem")(14)	–	–	–		–		–	0.2
Other	–	0.6	–		1.0	(c)	1.0	–

		1,820.6	109.3		949.5		1,058.8	52.5

Africa
Atlas Mara Limited ("Atlas Mara")(15)	43.3%	168.7	–		170.3	(d)	170.3	1.6
AFGRI Holdings Proprietary Limited ("AFGRI")(16)	60.0%	119.0	–		49.5	(d)	49.5	(0.4)

		287.7	–		219.8		219.8	1.2

Other
Resolute Forest Products Inc. ("Resolute")(8)	33.8%	334.0	320.6		–		320.6	0.3
APR Energy plc ("APR Energy")(9)	67.8%	336.4	309.4	(b)	–		309.4	(3.1)
Peak Achievement Athletics ("Peak Achievement")(10)	42.6%	153.5	144.8	(b)	–		144.8	(6.2)
Arbor Memorial Services Inc. ("Arbor Memorial")	43.4%	111.8	61.4		–		61.4	10.6
Partnerships, trusts and other(11)	–	303.9	299.8		–		299.8	(32.0)

		1,239.6	1,136.0		–		1,136.0	(30.4)

		3,846.2	1,776.0		1,169.3		2,945.3	62.6

Investments in associates		4,629.3	2,487.0		1,169.3		3,656.3	200.5

As presented on the consolidated balance sheet:
Investments in associates		2,824.3					2,487.0
Fairfax India cash and portfolio investments(12)(13)		1,517.3					949.5
Fairfax Africa cash and portfolio investments(15)(16)		287.7					219.8

		4,629.3					3,656.3

(a)
See note 5 for fair value hierarchy information.

(b)
These investments are considered joint arrangements.

(c)
Fairfax India associate.

(d)
Fairfax Africa associate.

	December 31, 2016
			Carrying value					Year ended December 31, 2016
			Associates and joint arrangements
	Ownership percentage	Fair value(a)			Fairfax India associates		Total	Share of profit (loss)(8)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	40.0%	171.4	150.6	(b)	–		150.6	(6.4)
Gulf Insurance Company ("Gulf Insurance")	41.4%	235.8	195.7		–		195.7	14.0
Thai Re Public Company Limited ("Thai Re")	32.4%	80.2	94.7		–		94.7	(1.8)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	68.5	48.4		–		48.4	1.8
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	35.5	34.6		–		34.6	2.0
Ambridge Partners LLC ("Ambridge Partners")	50.0%	31.4	31.4		–		31.4	3.4
Falcon Insurance PLC ("Falcon Thailand")	41.2%	8.8	8.8		–		8.8	0.7
Camargue Underwriting Managers Group Ltd. ("Camargue")	50.0%	5.2	5.2		–		5.2	0.2
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")	34.6%	878.0	371.1		–		371.1	44.1

		1,514.8	940.5		–		940.5	58.0

Non-insurance:
Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(6)	–	202.8	202.8	(b)	–		202.8	13.9
Grivalia Properties REIC ("Grivalia Properties")	40.6%	332.4	295.9		–		295.9	16.1

		535.2	498.7		–		498.7	30.0

India
IIFL Holdings Limited ("IIFL Holdings")	30.5%	373.9	96.3		220.1	(c)	316.4	18.5
Fairchem Limited ("Fairchem")	44.9%	45.5	–		19.4	(c)	19.4	0.3
Other	–	0.4	–		1.0	(c)	1.0	–

		419.8	96.3		240.5		336.8	18.8

Other
Resolute Forest Products Inc. ("Resolute")(8)	33.9%	162.5	304.5		–		304.5	(73.6)
APR Energy plc ("APR Energy")	45.0%	234.0	187.3	(b)	–		187.3	(29.0)
Peak Achievement Athletics ("Peak Achievement")	38.2%	83.0	82.7	(b)	–		82.7	–
Arbor Memorial Services Inc. ("Arbor Memorial")	43.4%	93.6	56.0		–		56.0	9.0
Partnerships, trusts and other	–	224.4	227.0		–		227.0	11.0

		797.5	857.5		–		857.5	(82.6)

		1,752.5	1,452.5		240.5		1,693.0	(33.8)

Investments in associates		3,267.3	2,393.0		240.5		2,633.5	24.2

As presented on the consolidated balance sheet:
Investments in associates		2,955.4					2,393.0
Fairfax India cash and portfolio investments		311.9					240.5

		3,267.3					2,633.5

(a)
See note 5 for fair value hierarchy information.

(b)
These investments are considered joint arrangements.

(c)
Fairfax India associate.

Insurance and reinsurance associates

(1)
At December 31, 2017 Thai Re Public Company Limited's ("Thai Re") recoverable amount of $80.3 was determined to be lower than its carrying value, resulting in a non-cash impairment charge of $17.7 recognized in share of profit (loss) of associates in the consolidated statement of earnings.

(2)
Through various transactions during 2017 the company acquired a 45.3% equity interest in Go Digit Infoworks Private Limited ("Digit") for cash consideration of $10.6 (694.4 million Indian rupees) and invested in convertible preferred shares of Digit for $48.9 (3.2 billion Indian rupees). Digit is a newly formed Indian company that has established and is operating an insurance company in India named Go Digit General Insurance Limited.

(3)
On July 6, 2017 the company sold a 12.2% equity interest in ICICI Lombard General Insurance Company Limited ("ICICI Lombard") to private equity investors for net proceeds of $376.3 and a net realized investment gain of $223.3. On September 19, 2017 the company sold an additional 12.1% equity interest through participation in ICICI Lombard's initial public offering for net proceeds of $532.2 and a net realized investment gain of $372.3. The company's remaining 9.9% equity interest in ICICI Lombard was reclassified from the equity method of accounting to common stock at FVTPL, resulting in a $334.5 re-measurement gain.

Non-insurance associates

(4)
Through various transactions between January 3, 2017 and May 10, 2017, the company acquired an aggregate equity interest in Astarta Holding N.V. ("Astarta") of 28.0% with an initial carrying value of $120.1 under the equity method of accounting, comprised of cash consideration of $104.4 (420.1 million Polish zlotys) and re-measurements to fair value of $15.7. Astarta specializes in sugar production, crop growing, soybean processing and cattle farming, primarily in Ukraine.

(5)
On March 1, 2017 the company acquired a 46.1% equity interest in Farmers Edge Inc. ("Farmers Edge") for purchase consideration of $95.0. Farmers Edge specializes in data science, precision agronomy (farming), geographic information systems, hardware engineering, software development, soil science and sustainability.

(6)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson Holdings, Inc. and its affiliates ("Kennedy Wilson") to invest in U.S. and international real estate properties. The company participates as a limited partner in the KWF LPs, with limited partnership interests ranging from 50% to 90%. Kennedy Wilson is the general partner and holds the remaining limited partnership interest in each of the KWF LPs.

(7)
On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the purchase of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0). Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value, recorded a net realized gain of $51.3 and commenced consolidating Grivalia Properties (and its equity accounted investments with a fair value of $39.5) in the Other reporting segment. Pursuant to Greek securities law, the company then made a tender offer for all remaining outstanding shares of Grivalia Properties which expired on September 6, 2017, resulting in the company increasing its equity interest by 0.1% to 52.7% for cash consideration of $0.6 (€0.5). Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

(8)
At December 31, 2016 the carrying value of the company's investment in Resolute Forest Products Inc. ("Resolute") exceeded its fair value as determined by the market price of Resolute shares. The company performed a value-in-use analysis to establish the recoverable amount of its investment in Resolute and recognized a non-cash impairment charge of $100.4 in share of profit of associates in the 2016 consolidated statement of earnings.

(9)
On July 20, 2017 the company increased its indirect equity interest in APR Energy plc ("APR Energy") to 67.9% through the acquisition of an additional 22.9% equity interest for purchase consideration of $109.0. APR Energy continues to be reported under the equity method of accounting due to certain contractual arrangements between Fairfax and the second-largest shareholder which preclude either party from exercising unilateral control over APR Energy's most relevant decisions governing its operations, including the appointment of executive management and the approval of the detailed annual business plan. On October 13, 2017 APR Energy obtained further capital financing through the issuance of common shares to existing shareholders for which the company participated by investing an additional $13.2. The net impact of the common share issuance reduced the company's indirect equity interest to 67.8%.

(10)
On March 1, 2017 the restructuring of Performance Sports Group Ltd. ("PSG") was substantially completed after all of the assets and certain related operating liabilities of PSG were sold to an intermediate holding company ("Performance Sports") co-owned by Fairfax and Sagard Holdings Inc. The company's $153.5 equity investment in Performance Sports represents a voting interest of 50.0% and an equity interest of 42.6%. On April 3, 2017 Performance Sports was renamed Peak Achievement Athletics Inc. ("Peak Achievement").

(11)
On August 2, 2017 the company acquired an 81.2% non-voting equity interest in Sigma Companies International Corp. ("Sigma") for cash consideration of $41.4. Sigma, through its subsidiary, is engaged in global water and wastewater infrastructure projects.

Fairfax India

(12)
On March 24, 2017 Fairfax India acquired a 38.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") for cash consideration of $385.5 (25.2 billion Indian rupees). On July 13, 2017 Fairfax India increased its equity interest in Bangalore Airport to 48.0% through the acquisition of an additional 10.0% equity interest from a wholly-owned subsidiary of GVK Power and Infrastructure Limited ("GVK") for purchase consideration of $200.1 (12.9 billion Indian rupees). A put option previously issued to GVK during the company's initial investment in Bangalore Airport was terminated by this transaction. Bangalore Airport, under a concession agreement with the Government of India, operates and manages the Kempegowda International Airport in Bengaluru, India through a public-private partnership.

(13)
On October 20, 2017 IIFL Holdings Limited ("IIFL Holdings") completed a spin-off of a wholly owned subsidiary resulting in the entity 5paisa Capital Limited ("5paisa"). IIFL Holdings investors received 5paisa shares pro rata based on existing ownership in IIFL Holdings. The transaction was recorded as a non-cash distribution that reduced the carrying value of the company's investment in IIFL Holdings. Subsequent to the spin-off transaction, the company holds a 35.5% equity interest in 5paisa recorded at an initial carrying value of $26.4. 5paisa is a provider of a web-based, mobile technology platform that facilitates trading of securities on the BSE and NSE of India.

(14)
On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name and being consolidated by Fairfax India (see note 23).

Fairfax Africa

(15)
On August 31, 2017 Fairfax Africa, through a series of transactions, acquired a 42.4% equity interest in Atlas Mara Limited ("Atlas Mara") for cash consideration of $155.8. On December 22, 2017 Fairfax Africa acquired an additional 0.9% equity interest in Atlas Mara for cash consideration of $2.4. Atlas Mara is a financial services institution listed on the London Stock Exchange that operates in seven sub-Saharan countries.

(16)
On February 17, 2017 the company contributed its indirect equity ownership interest in AFGRI Holdings Proprietary Limited ("AFGRI") to Fairfax Africa (fair value of $72.8 and carrying value of $40.5) in exchange for 7,284,606 multiple voting shares of Fairfax Africa valued at $10.00 per multiple voting share (see note 23). Despite the company's significant equity interest, AFGRI is reported under the equity method of accounting due to contractual arrangements between Fairfax Africa and certain other shareholders of AFGRI which preclude any shareholders from exercising unilateral control over AFGRI's most relevant decisions governing its operations, including approval of significant transactions and the five-year business plan.

Changes in the investments in associates balances for the years ended December 31 were as follows:

	2017
	Associates	Joint arrangements	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,769.6	623.4	240.5	–	2,633.5
Share of pre-tax comprehensive income (loss) of associates and joint arrangements:
Share of profit of associates and joint arrangements	25.6	128.2	45.5	1.2	200.5
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	22.9	46.4	(0.1)	(1.3)	67.9
Share of gains (losses) on defined benefit plans	12.4	–	(0.1)	–	12.3

	60.9	174.6	45.3	(0.1)	280.7
Dividends and distributions received	(50.5)	(57.0)	(26.8)	–	(134.3)
Purchases and acquisitions	367.4	301.6	682.9	219.9	1,571.8
Divestitures and other net changes in capitalization	(290.5)	(2.4)	(0.7)	–	(293.6)
Reclassifications(1)	(440.4)	–	(20.4)	–	(460.8)
Foreign exchange effect	20.5	9.8	28.7	–	59.0

Balance – December 31	1,437.0	1,050.0	949.5	219.8	3,656.3

(1)
Comprised of the consolidation of Grivalia Properties, the reduction of the company's investment in ICICI Lombard and the consolidation of Fairchem subsequent to its merger with Privi Organics.
	2016
	Associates	Joint arrangements	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,538.7	191.5	202.7	–	1,932.9
Share of pre-tax comprehensive income (loss) of associates and joint arrangements:
Share of profit (loss) of associates and joint arrangements	32.1	(21.5)	13.6	–	24.2
Share of other comprehensive loss, excluding losses on defined benefit plans	(24.9)	(14.4)	–	–	(39.3)
Share of losses on defined benefit plans	(43.5)	–	–	–	(43.5)

	(36.3)	(35.9)	13.6	–	(58.6)
Dividends and distributions received	(45.6)	(47.8)	(4.6)	–	(98.0)
Purchases and acquisitions	306.2	528.4	20.5	–	855.1
Divestitures and other net changes in capitalization	5.6	(11.6)	13.7	–	7.7
Foreign exchange effect	1.0	(1.2)	(5.4)	–	(5.6)

Balance – December 31	1,769.6	623.4	240.5	–	2,633.5

The company's strategic investment in 15.0% of Alltrust Insurance Company of China Ltd. had a carrying value of $81.2 at December 31, 2017 (December 31, 2016 – $76.1) and is classified as FVTPL within common stocks on the consolidated balance sheet.

7.    Short Sales and Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2017				December 31, 2016
			Fair value				Fair value
		Notional amount				Notional amount
	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	52.6	0.4	–	–	43.3	0.6	–
Equity total return swaps – short positions	–	892.5	11.8	12.1	–	1,623.0	10.4	78.1
Equity total return swaps – long positions	–	697.8	17.8	15.6	–	213.1	9.4	5.1
Equity and equity index call options	0.4	8.2	3.9	–	16.2	1,104.4	12.8	–
Warrants	64.8	607.1	73.7	–	6.5	32.2	6.5	–
CPI-linked derivative contracts	678.4	117,254.6	39.6	–	670.0	110,365.5	83.4	–
U.S. treasury bond forwards	–	1,693.8	–	28.8	–	3,013.4	–	49.7
Foreign exchange forward contracts	–	–	57.1	69.7	–	–	80.2	101.4

Total			204.3	126.2			203.3	234.3

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Certain derivative contracts entered into by the company are considered economic hedges of certain market risks but are not designated as hedges for financial reporting.

Equity contracts

Throughout most of 2016 the company had economically hedged certain market risks associated with its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options (S&P 500). The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities.

The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2016 the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) and recognized a net loss on investment of $955.2 (realized loss of $2,665.4 of which $1,710.2 had been recognized as unrealized losses in prior years). The company continues to hold short equity and equity index total return swaps for investment purposes, but no longer regards them as hedges of its equity and equity-related holdings. During 2017 the company paid net cash of $485.6 (2016 – $915.8) in connection with the closures and reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).

During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized a net loss on investment of $237.9 (realized loss of $553.1 of which $315.2 was recognized as unrealized losses in prior years). In the first quarter of 2018 the company closed out an additional $481.3 notional amount of short equity and equity index total return swaps and recognized a net loss on investment of $8.1 (realized loss of $199.0 of which $190.9 was recognized as unrealized losses in prior years), which reduced the notional amount of remaining short equity and equity index total return swaps to approximately $509. During 2017 the company closed out $1,100.0 notional amount of S&P 500 call options and recorded a net gain on investment of $10.1.

At December 31, 2017 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $706.3 (December 31, 2016 – $283.9). During 2017 the company received net cash of $21.6 (2016 – $10.4) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At December 31, 2017 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $272.5 (December 31, 2016 – $322.9), comprised of collateral of $36.0 (December 31, 2016 – $86.4) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date, and collateral of $236.5 (December 31, 2016 – $236.5) required to be deposited to enter into such derivative contracts (principally related to total return swaps).

U.S. treasury bond forward contracts

To reduce its exposure to interest rate risk (specifically with respect to U.S. state and municipal bonds and any remaining long dated U.S. treasury bonds held in its fixed income portfolio following sales which occurred late in 2016 and in the first quarter of 2017), the company entered into forward contracts to sell long dated U.S. treasury bonds. At December 31, 2017 these contracts had a notional amount of $1,693.8 (December 31, 2016 – $3,013.4) and an average term to maturity of less than three months, and could be renewed at market rates.

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2017 these contracts have a remaining weighted average life of 4.6 years (December 31, 2016 – 5.6 years) and notional amounts and fair values as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on a contract is limited to the original cost of that contract. The CPI-linked derivative contracts are summarized as follows:

	December 31, 2017
			Notional amount
		Averag life (in years)			Weighted average strike price	Index value at period end				Market value in bps(2)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost in bps(2)	Market value		Unrealized gain (loss)
United States	0.0%	4.7	46,725.0	46,725.0	231.39	246.52	287.5	61.5	20.6	4.4	(266.9)
United States	0.5%	6.8	12,600.0	12,600.0	238.30	246.52	39.9	31.7	17.2	13.7	(22.7)
European Union	0.0%	4.0	41,375.0	49,683.0	96.09	102.57	307.1	61.8	1.4	0.3	(305.7)
United Kingdom	0.0%	4.9	3,300.0	4,464.1	243.82	278.10	23.2	52.0	0.3	0.7	(22.9)
France	0.0%	5.1	3,150.0	3,782.5	99.27	101.76	20.7	54.7	0.1	0.3	(20.6)

		4.6		117,254.6			678.4		39.6		(638.8)

	December 31, 2016
			Notional amount
		Average life (in years)			Weighted average strike price	Index value at period end				Market value in bps(2)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost in bps(2)	Market value		Unrealized gain (loss)
United States	0.0%	5.7	46,725.0	46,725.0	231.39	241.43	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	12,600.0	238.30	241.43	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	41,375.0	43,640.4	96.09	101.26	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	3,300.0	4,077.6	243.82	267.10	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,150.0	3,322.5	99.27	100.66	20.7	62.3	0.9	2.7	(19.8)

		5.6		110,365.5			670.0		83.4		(586.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on an equivalent weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract. At December 31, 2017 the equivalent weighted average strike price for the United States 0.5% CPI-linked derivative contracts was 242.20 (December 31, 2016 – 241.00).

(2)
Expressed as a percentage of the notional amount.

During 2017 the company did not enter into any new CPI-linked derivative contracts. The company's CPI-linked derivative contracts produced net unrealized losses of $71.0 in 2017 (2016 – $196.2).

Foreign exchange forward contracts

Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and can be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of the collateral deposited for the benefit of the company at December 31, 2017 consisted of cash of $3.6 and government securities of $35.9 (December 31, 2016 – $8.3 and $54.4). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2017. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

At December 31, 2017 the company has designated the carrying value of Cdn$2,212.9 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,868.6 (December 31, 2016 – principal amount of Cdn$1,975.0 with a fair value of $1,618.1) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. During 2017 the company recognized pre-tax losses of $106.3 (2016 – $37.5) related to foreign currency movements on the unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2017			December 31, 2016
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	5,951.7	1,169.0	4,782.7	3,740.4	539.8	3,200.6
Provision for losses and loss adjustment expenses	28,610.8	6,189.7	22,421.1	19,481.8	3,179.6	16,302.2

Total insurance contract liabilities	34,562.5	7,358.7	27,203.8	23,222.2	3,719.4	19,502.8

Current	13,405.0	2,975.9	10,429.1	9,013.9	1,586.8	7,427.1
Non-current	21,157.5	4,382.8	16,774.7	14,208.3	2,132.6	12,075.7

	34,562.5	7,358.7	27,203.8	23,222.2	3,719.4	19,502.8

At December 31, 2017 the company's net provision for losses and loss adjustment expenses of $22,421.1 (December 31, 2016 – $16,302.2) were comprised of case reserves of $9,731.5 and IBNR of $12,689.6 (December 31, 2016 – $7,537.2 and $8,765.0).

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2017	2016
Provision for unearned premiums – January 1	3,740.4	3,284.8
Gross premiums written	12,207.5	9,534.3
Less: gross premiums earned	(11,822.0)	(9,209.7)
Acquisitions of subsidiaries (note 23)	1,906.2	111.1
Divestiture of subsidiary (note 23)	(157.9)	–
Foreign exchange effect and other	77.5	19.9

Provision for unearned premiums – December 31	5,951.7	3,740.4

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2017	2016
Provision for losses and loss adjustment expenses – January 1	19,481.8	19,816.4
Decrease in estimated losses and expenses for claims occurring in the prior years	(218.8)	(559.8)
Losses and expenses for claims occurring in the current year	9,736.5	6,247.8
Paid on claims occurring during:
the current year	(2,263.9)	(1,595.6)
the prior years	(5,526.0)	(4,441.8)
Acquisitions of subsidiaries (note 23)	7,377.6	143.1
Divestiture of subsidiary (note 23)	(546.6)	–
Foreign exchange effect and other	570.2	(128.3)

Provision for losses and loss adjustment expenses – December 31	28,610.8	19,481.8

Development of insurance losses, gross

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2017.

	Calendar year
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Provision for losses and loss adjustment expenses	14,467.2	14,504.8	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8
Less: CTR Life(1)	34.9	27.6	25.3	24.2	20.6	17.9	15.2	14.2	12.8	8.7

	14,432.3	14,477.2	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1
Cumulative payments as of:
One year later	3,136.0	3,126.6	3,355.9	3,627.6	4,323.5	4,081.1	3,801.6	4,441.4	4,608.0
Two years later	5,336.4	5,307.6	5,441.4	6,076.7	7,153.1	6,787.6	6,364.5	7,283.6
Three years later	7,070.7	6,846.3	7,063.1	7,920.3	9,148.0	8,775.5	8,172.7
Four years later	8,318.7	7,932.7	8,333.3	9,333.4	10,702.8	10,212.4
Five years later	9,189.1	8,936.9	9,327.0	10,458.7	11,783.3
Six years later	10,039.4	9,721.1	10,202.6	11,263.6
Seven years later	10,705.5	10,456.1	10,823.4
Eight years later	11,379.9	10,975.6
Nine years later	11,857.8
Reserves re-estimated as of:
One year later	14,746.0	14,616.0	15,893.8	17,316.4	19,021.2	18,375.6	16,696.4	19,169.3	19,343.1
Two years later	14,844.4	14,726.6	15,959.7	17,013.6	18,529.4	17,475.0	16,269.2	18,973.6
Three years later	14,912.4	14,921.6	15,705.6	16,721.0	17,820.5	17,307.9	16,114.0
Four years later	15,127.5	14,828.9	15,430.4	16,233.9	17,735.5	17,287.2
Five years later	15,091.0	14,663.1	15,036.2	16,269.6	17,830.5
Six years later	15,011.7	14,433.0	15,099.0	16,331.8
Seven years later	14,873.6	14,551.5	15,252.1
Eight years later	15,028.8	14,744.2
Nine years later	15,231.4
Favourable (unfavourable) development	(799.1)	(267.0)	771.9	876.2	1,797.7	1,907.7	1,619.9	828.6	125.9
Comprised of favourable (unfavourable):
Effect of foreign currency translation	(317.7)	82.0	264.2	265.1	575.6	476.0	248.5	(252.3)	(205.7)
Loss reserve development	(481.4)	(349.0)	507.7	611.1	1,222.1	1,431.7	1,371.4	1,080.9	331.6

	(799.1)	(267.0)	771.9	876.2	1,797.7	1,907.7	1,619.9	828.6	125.9

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2017 of $331.6 in the table above was principally comprised of favourable loss emergence on the more recent accident years, partially offset by adverse development primarily relating to asbestos and other latent reserves.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the run-off group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to asbestos exposure on a gross and net basis for the years ended December 31:

	2017		2016
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,347.7	1,065.5	1,381.0	1,043.8
Losses and loss adjustment expenses incurred	153.0	141.8	219.9	218.7
Losses and loss adjustment expenses paid	(208.6)	(174.0)	(253.2)	(197.0)

Provision for asbestos claims and loss adjustment expenses – December 31	1,292.1	1,033.3	1,347.7	1,065.5

Fair Value

The estimated fair value of insurance and reinsurance contracts is as follows:

	December 31, 2017		December 31, 2016
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	33,807.2	34,562.5	22,598.3	23,222.2
Ceded reinsurance contracts	6,948.7	7,358.7	3,501.3	3,719.4

The fair value of insurance contracts is comprised of the fair value of both unpaid claim liabilities and unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claim liabilities and unearned premiums. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of unearned premiums includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated fair value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to the expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and the sum of the discounted expected future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and the possibility of future changes in interest rates.

The table that follows illustrates the potential impact of interest rate fluctuations on the fair value of the company's insurance and reinsurance contracts:

	December 31, 2017		December 31, 2016
Change in interest rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point increase	32,820.7	6,764.1	21,973.4	3,425.7
100 basis point decrease	34,877.5	7,147.6	23,274.9	3,582.4

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2017			December 31, 2016
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	6,216.2	(26.5)	6,189.7	3,210.0	(30.4)	3,179.6
Reinsurers' share of paid losses	593.7	(139.9)	453.8	432.2	(141.3)	290.9
Provision for unearned premiums	1,169.0	–	1,169.0	539.8	–	539.8

	7,978.9	(166.4)	7,812.5	4,182.0	(171.7)	4,010.3

Current			3,418.6			1,846.6
Non-current			4,393.9			2,163.7

			7,812.5			4,010.3

(1)
The company's management of credit risk associated with its reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses, unearned premiums and the provision for uncollectible balances for the years ended December 31 were as follows:

	2017
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2017	432.2	3,210.0	539.8	(171.7)	4,010.3
Reinsurers' share of losses paid to insureds	1,330.7	(1,330.7)	–	–	–
Reinsurance recoveries received	(1,314.0)	–	–	–	(1,314.0)
Reinsurers' share of unpaid losses and premiums earned	–	2,367.1	(2,100.6)	–	266.5
Premiums ceded to reinsurers	–	–	2,224.0	–	2,224.0
Change in provision, recovery or write-off of impaired balances	(0.2)	0.7	–	7.2	7.7
Acquisitions of subsidiaries (note 23)	162.7	2,115.2	586.0	–	2,863.9
Divestiture of subsidiary (note 23)	(29.0)	(237.8)	(86.8)	0.1	(353.5)
Foreign exchange effect and other	11.3	91.7	6.6	(2.0)	107.6

Balance – December 31, 2017	593.7	6,216.2	1,169.0	(166.4)	7,812.5

	2016
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2016	419.4	3,259.8	398.7	(187.0)	3,890.9
Reinsurers' share of losses paid to insureds	1,018.3	(1,018.3)	–	–	–
Reinsurance recoveries received	(1,017.4)	–	–	–	(1,017.4)
Reinsurers' share of unpaid losses and premiums earned	–	952.1	(1,347.5)	–	(395.4)
Premiums ceded to reinsurers	–	–	1,445.9	–	1,445.9
Change in provision, recovery or write-off of impaired balances	0.7	(11.3)	–	15.5	4.9
Acquisitions of subsidiaries (note 23)	11.5	65.0	32.3	–	108.8
Foreign exchange effect and other	(0.3)	(37.3)	10.4	(0.2)	(27.4)

Balance – December 31, 2016	432.2	3,210.0	539.8	(171.7)	4,010.3

Commission income earned on premiums ceded to reinsurers in 2017 of $347.1 (2016 – $267.4) is included in commissions, net in the consolidated statement of earnings.

10.  Insurance Contract Receivables

Insurance contract receivables were comprised as follows:

	December 31, 2017	December 31, 2016
Insurance premiums receivable	2,752.3	1,906.2
Reinsurance premiums receivable	1,086.4	788.8
Funds withheld receivable	659.8	181.8
Other	218.7	68.3
Provision for uncollectible balances	(30.3)	(27.6)

	4,686.9	2,917.5

Changes in the insurance premiums receivable and reinsurance premiums receivable balances for the years ended December 31 were as follows:

	Insurance premiums receivable		Reinsurance premiums receivable
	2017	2016	2017	2016
Balance – January 1	1,906.2	1,677.1	788.8	659.5
Gross premiums written	9,329.9	6,930.2	2,877.6	2,604.1
Premiums collected	(8,075.2)	(6,050.5)	(2,323.3)	(1,876.5)
Recovery (impairments)	0.5	(1.6)	(0.7)	(1.2)
Amounts due to brokers and agents	(932.3)	(707.8)	(686.4)	(581.2)
Acquisitions of subsidiaries (note 23)	604.1	54.7	445.2	0.8
Divestiture of subsidiary (note 23)	(64.7)	–	(48.5)	–
Foreign exchange effect and other	(16.2)	4.1	33.7	(16.7)

Balance – December 31	2,752.3	1,906.2	1,086.4	788.8

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2017	2016
Balance – January 1	693.1	532.7
Premium acquisition costs deferred	2,380.2	1,851.1
Amortization	(2,140.7)	(1,696.2)
Divestiture of subsidiary (note 23)	(15.8)	–
Foreign exchange effect and other	10.7	5.5

Balance – December 31	927.5	693.1

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2017	1,633.7	420.5	431.8	1,014.4	347.1	3,847.5
Additions	1,212.3	87.4	672.8	87.5	172.9	2,232.9
Disposals	(1.7)	–	–	–	(0.2)	(1.9)
Amortization and impairment	(0.1)	–	(67.9)	–	(91.5)	(159.5)
Foreign exchange effect and other	60.5	–	11.1	69.5	12.4	153.5

Balance – December 31, 2017	2,904.7	507.9	1,047.8	1,171.4	440.7	6,072.5

Gross carrying amount	2,911.8	507.9	1,266.7	1,171.4	767.7	6,625.5
Accumulated amortization	–	–	(218.9)	–	(311.5)	(530.4)
Accumulated impairment	(7.1)	–	–	–	(15.5)	(22.6)

	2,904.7	507.9	1,047.8	1,171.4	440.7	6,072.5

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2016	1,428.2	420.5	385.6	723.3	257.3	3,214.9
Additions	216.0	–	73.8	280.9	163.4	734.1
Disposals	–	–	–	–	(0.1)	(0.1)
Amortization and impairment	(7.0)	–	(35.3)	–	(68.9)	(111.2)
Foreign exchange effect and other	(3.5)	–	7.7	10.2	(4.6)	9.8

Balance – December 31, 2016	1,633.7	420.5	431.8	1,014.4	347.1	3,847.5

Gross carrying amount	1,640.7	420.5	578.6	1,014.4	599.5	4,253.7
Accumulated amortization	–	–	(146.8)	–	(237.7)	(384.5)
Accumulated impairment	(7.0)	–	–	–	(14.7)	(21.7)

	1,633.7	420.5	431.8	1,014.4	347.1	3,847.5

(1)
Not subject to amortization.

Goodwill and intangible assets are allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2017			December 31, 2016
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Allied World	938.9	763.7	1,702.6	–	–	–
Cara	222.3	1,073.6	1,295.9	211.5	990.3	1,201.8
Brit	154.3	571.3	725.6	154.3	576.6	730.9
Zenith National	317.6	115.5	433.1	317.6	121.4	439.0
Crum & Forster	188.8	129.4	318.2	186.5	145.1	331.6
Quess	229.0	21.8	250.8	23.7	18.5	42.2
Thomas Cook India	150.0	54.2	204.2	115.3	50.1	165.4
Northbridge	95.7	77.1	172.8	88.3	64.5	152.8
OdysseyRe	119.7	51.6	171.3	119.7	55.2	174.9
AMAG	44.7	110.2	154.9	72.6	63.0	135.6
All other(1)	443.7	199.4	643.1	344.2	129.1	473.3

	2,904.7	3,167.8	6,072.5	1,633.7	2,213.8	3,847.5

(1)
Comprised primarily of balances related to NCML, Fairchem, Mosaic Capital, Boat Rocker, The Keg, U.S. Run-off and Pethealth.

At December 31, 2017 goodwill and intangible assets were comprised primarily of amounts arising on the acquisitions of Allied World and Manipal (by Quess) during 2017, St-Hubert and Original Joe's (both by Cara) during 2016, Cara and Brit during 2015, Quess during 2013, Thomas Cook India during 2012, and Zenith National during 2010. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2017 and it was concluded that no impairments had occurred. Allied World's recoverable amount exceeded its carrying value (inclusive of goodwill), but the excess was not significant as a result of being acquired only on July 6, 2017.

When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of fair value less costs of disposal or value in use, determined on the basis of market prices where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates.

A number of other assumptions and estimates including premium volumes, investment returns, revenues, expenses and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on the best estimates of future premiums or revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by head office management. The cash flow forecasts are adjusted by applying appropriate after-tax discount rates within a range of 7.8% to 15.4% for insurance business and 9.2% to 21.3% for non-insurance business. A long term investment return of 5.0% was applied to the investment portfolios of insurance businesses. The weighted average annual growth rate used to extrapolate cash flows beyond five years for the majority of the CGUs was 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2017			December 31, 2016
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	403.0	847.3	1,250.3	251.9	639.6	891.5
Other reporting segment investment properties (note 23)	–	1,168.4	1,168.4	–	–	–
Other reporting segment sales receivables	–	470.0	470.0	–	295.2	295.2
Other reporting segment inventories	–	320.7	320.7	–	235.5	235.5
Receivables for securities sold but not yet settled	207.3	–	207.3	15.6	26.5	42.1
Prepaid expenses	83.7	102.5	186.2	59.7	64.4	124.1
Income taxes refundable	83.1	63.9	147.0	174.7	28.0	202.7
Accrued interest and dividends	105.2	16.2	121.4	97.3	9.5	106.8
Deferred compensation plans	67.1	–	67.1	63.4	–	63.4
Pension surplus (note 21)	49.1	–	49.1	50.8	–	50.8
Other	565.5	275.3	840.8	307.3	199.0	506.3

	1,564.0	3,264.3	4,828.3	1,020.7	1,497.7	2,518.4

Current	788.5	1,069.0	1,857.5	487.5	792.9	1,280.4
Non-current	775.5	2,195.3	2,970.8	533.2	704.8	1,238.0

	1,564.0	3,264.3	4,828.3	1,020.7	1,497.7	2,518.4

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2017			December 31, 2016
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Other reporting segment payables related to cost of sales	–	530.8	530.8	–	416.7	416.7
Payable to reinsurers	428.2	–	428.2	498.3	–	498.3
Salaries and employee benefit liabilities	296.8	77.3	374.1	218.3	31.2	249.5
Deferred gift card, hospitality and other revenue	27.3	294.7	322.0	20.9	263.4	284.3
Pension and post retirement liabilities (note 21)	227.1	23.7	250.8	196.2	20.7	216.9
Amounts withheld and accrued taxes	205.2	43.4	248.6	169.7	48.5	218.2
Ceded deferred premium acquisition costs	161.4	–	161.4	84.7	–	84.7
Accrued rent, storage and facilities costs	33.1	59.7	92.8	17.1	47.7	64.8
Amounts payable to agents and brokers	90.4	0.1	90.5	30.5	0.1	30.6
Accrued commissions	79.8	0.4	80.2	85.4	–	85.4
Accrued premium taxes	66.6	–	66.6	55.2	–	55.2
Accrued interest expense	48.0	3.4	51.4	41.4	2.1	43.5
Accrued legal and professional fees	37.7	10.7	48.4	29.6	8.5	38.1
Amounts payable for securities purchased but not yet settled	18.2	–	18.2	14.4	–	14.4
Administrative and other	621.7	243.8	865.5	453.3	134.7	588.0

	2,341.5	1,288.0	3,629.5	1,915.0	973.6	2,888.6

Current	1,429.7	1,019.7	2,449.4	1,174.7	770.8	1,945.5
Non-current	911.8	268.3	1,180.1	740.3	202.8	943.1

	2,341.5	1,288.0	3,629.5	1,915.0	973.6	2,888.6

15.  Borrowings

	December 31, 2017			December 31, 2016
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes:
7.375% due April 15, 2018(e)	144.2	144.2	146.4	144.2	144.2	153.8
7.50% due August 19, 2019 (Cdn$400.0)(d)(1)(7)	–	–	–	298.3	297.0	334.4
7.25% due June 22, 2020 (Cdn$275.0)(d)(7)	213.3	212.7	235.6	205.1	204.2	233.6
5.80% due May 15, 2021(d)	500.0	498.0	534.1	500.0	497.4	538.9
6.40% due May 25, 2021 (Cdn$400.0)(d)(7)	315.7	314.4	349.4	298.3	296.5	337.3
5.84% due October 14, 2022 (Cdn$450.0)(d)	359.2	362.5	397.2	335.6	339.6	373.9
4.50% due March 22, 2023 (Cdn$400.0)	319.2	316.8	333.5	298.3	295.4	310.6
4.875% due August 13, 2024(d)	300.0	296.2	313.4	300.0	295.6	297.8
4.95% due March 3, 2025 (Cdn$350.0)(d)	279.3	275.5	297.1	261.0	256.6	272.6
8.30% due April 15, 2026(e)	91.8	91.6	116.3	91.8	91.6	109.9
4.70% due December 16, 2026 (Cdn$450.0)	359.2	356.6	371.7	335.6	332.7	338.9
4.25% due December 6, 2027 (Cdn$650.0)(3)	518.8	516.2	514.7	–	–	–
7.75% due July 15, 2037(e)	91.3	90.4	114.1	91.3	90.4	104.2
Revolving credit facility	–	–	–	200.0	200.0	200.0
Purchase consideration payable due 2017 and other(2)	–	–	–	131.3	131.3	131.3

	3,492.0	3,475.1	3,723.5	3,490.8	3,472.5	3,737.2

Borrowings – insurance and reinsurance companies
Allied World senior notes:
5.50% due November 1, 2020	300.0	320.4	320.0	–	–	–
4.35% due October 29, 2025	500.0	508.4	507.3	–	–	–
Allied World revolving credit facility and other borrowings	45.0	49.2	49.2	–	–	–
OdysseyRe floating rate unsecured senior notes due 2021	90.0	89.8	93.0	90.0	89.8	94.1
Brit 6.625% subordinated notes due December 9, 2030 (£135.0)	182.6	188.5	199.0	166.8	175.9	169.0
Brit floating rate revolving credit facility(4)	45.0	45.0	45.0	–	–	–
First Mercury trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.4
Zenith National 8.55% debentures due August 1, 2028(d)	38.4	38.2	38.2	38.4	38.2	38.2
Advent floating rate subordinated notes due June 3, 2035(d)	48.4	47.1	47.8	46.7	45.4	41.5
Advent floating rate unsecured senior notes due 2026(d)	46.0	45.0	46.0	46.0	44.8	46.0

	1,336.8	1,373.0	1,386.9	429.3	435.5	430.2

Borrowings – non-insurance companies(c)
Fairfax India floating rate term loan due July 11, 2018(6)	400.0	400.0	400.0	225.0	223.8	223.8
Fairfax India subsidiary borrowings	186.1	186.1	186.1	80.8	80.8	80.8
Fairfax Africa floating rate term loan due January 31, 2018(5)	150.0	150.0	150.0	–	–	–
Grivalia Properties term loans and revolving facility	160.4	160.4	160.4	–	–	–
Cara floating rate term loan due September 2, 2019 (Cdn$150.0)	119.7	119.3	119.3	111.9	111.4	111.4
Cara floating rate credit facility expiring September 2, 2021	182.8	181.7	181.7	180.5	179.1	179.1
The Keg 7.5% note due May 31, 2042 (Cdn$57.0)	45.5	45.5	45.5	42.5	42.5	42.5
The Keg floating rate revolving facility and term loan due July 2, 2020	31.9	31.7	31.7	20.9	20.7	20.7
Loans and revolving credit facilities primarily at floating rates	291.7	291.3	291.4	201.8	201.3	200.7

	1,568.1	1,566.0	1,566.1	863.4	859.6	859.0

Total debt	6,396.9	6,414.1	6,676.5	4,783.5	4,767.6	5,026.4

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Redeemable at the issuer's option at any time at certain prices specified in the instrument's offering document.

(e)
This debt has no provision for redemption prior to the contractual maturity date.

During 2017 the company and its subsidiaries completed the following debt transactions:

(1)
On December 29, 2017 the company completed an early redemption of its remaining Cdn$388.4 principal amount 7.5% unsecured senior notes due August 19, 2019 for cash consideration of $340.6 (Cdn$430.6), including accrued interest, and recognized a loss on repurchase of long term debt of $26.0 (Cdn$32.8) in other expenses in the consolidated statement of earnings.

(2)
On December 13, 2017 the company repaid $124.9 principal amount of purchase consideration payable upon maturity.

(3)
On December 4, 2017 the company completed an underwritten public offering of Cdn$650.0 principal amount of 4.25% unsecured senior notes due December 6, 2027 at an issue price of 99.992 for net proceeds after discount, commissions and expenses of $509.5 (Cdn$646.8). Commissions and expenses of $2.4 (Cdn$3.1) were included as part of the carrying value of the notes. The notes are redeemable at any time prior to September 6, 2027, at the company's option, in whole or in part, at the greater of (i) a specified redemption price based on the then current yield of a Government of Canada bond with an equal term to maturity or (ii) par, and at any time on or after September 6, 2027 at par. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

(4)
On November 29, 2017 Brit drew $45.0 on its revolving credit facility that was subsequently repaid on January 5, 2018.

(5)
On August 31, 2017 Fairfax Africa entered into a $150.0 five-month floating rate term loan and a $153.9 (2 billion South African rand) non-revolving seven-month letter of credit facility with a Canadian chartered bank that required cash collateral of $150.0 and $162.0 respectively. On December 11, 2017 the letter of credit facility was terminated with the $162.0 cash collateral released on January 12, 2018. On January 31, 2018 Fairfax Africa extended the maturity of the $150.0 term loan to August 31, 2018.

(6)
On March 31, 2017 Fairfax India repaid its floating rate secured term loan of $225.0. On July 11, 2017 Fairfax India entered into a $400.0 one-year floating rate term loan with a Canadian chartered bank and used a portion of the proceeds to fund an additional investment in Bangalore Airport (note 6).

(7)
On March 15, 2017 the company closed its tender offers to purchase a targeted aggregate principal amount of up to Cdn$250.0 of certain of its outstanding senior notes. Pursuant to those tender offers, the company purchased principal amounts of $8.7, $5.8 and $3.3 of its notes due in 2019, 2020 and 2021 for cash consideration of $9.7, $6.6 and $3.7 respectively.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2017				2016
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	3,472.5	435.5	859.6	4,767.6	2,599.0	468.5	284.0	3,351.5
Net cash inflows (outflows) from issuances and repayments	(174.2)	67.5	425.6	318.9	832.3	–	515.2	1,347.5
Non-cash changes:
Acquisitions (note 23)	–	860.5	221.5	1,082.0	–	–	60.4	60.4
Loss on redemption	28.6	–	–	28.6	–	–	–	–
Foreign exchange effect and other	148.2	9.5	59.3	217.0	41.2	(33.0)	–	8.2

Balance – December 31	3,475.1	1,373.0	1,566.0	6,414.1	3,472.5	435.5	859.6	4,767.6

Principal repayments on borrowings are due as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
Holding company	144.2	–	213.3	815.7	359.2	1,959.6	3,492.0
Insurance and reinsurance companies	5.0	–	345.0	90.0	–	896.8	1,336.8
Non-insurance companies	855.9	187.8	131.4	242.5	49.4	101.1	1,568.1

Total	1,005.1	187.8	689.7	1,148.2	408.6	2,957.5	6,396.9

Credit Facility – Holding company

On December 21, 2017 the company increased its unsecured revolving credit facility with a syndicate of lenders to $2.0 billion from $1.0 billion and extended the expiry to December 21, 2021 from May 11, 2019. The credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of not less than $9.5 billion. At December 31, 2017 there were no amounts drawn on the credit facility and the company was in compliance with its covenants (consolidated debt to consolidated capitalization ratio of 0.24:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of $13.8 billion).

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2017 included 1,548,000 (December 31, 2016 – 1,548,000) multiple voting shares and 27,904,801 (December 31, 2016 – 23,004,207) subordinate voting shares without par value prior to deducting 902,498 (December 31, 2016 – 659,411) subordinate voting shares reserved in treasury for share-based payment awards. The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2017	2016
Subordinate voting shares – January 1	22,344,796	21,465,089
Issuances during the year	5,084,961	1,000,000
Repurchases for cancellation	(184,367)	(30,732)
Treasury shares acquired	(277,364)	(130,075)
Treasury shares reissued	34,277	40,514

Subordinate voting shares – December 31	27,002,303	22,344,796
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	27,751,073	23,093,566

During 2017 the company issued 5,084,961 subordinate voting shares, of which 5,075,894 shares with a fair value of $2,191.6 were issued pursuant to the acquisition of Allied World as described in note 23.

During 2017 the company repurchased for cancellation 184,367 subordinate voting shares (2016 – 30,732) under the terms of its normal course issuer bids at a cost of $96.2 (2016 – $14.1), of which $50.6 (2016 – $8.0) was charged to retained earnings. Subsequent to December 31, 2017 and up to March 9, 2018 the company repurchased for cancellation 20,000 subordinate voting shares under the terms of its normal course issuer bid at a cost of $9.9.

During 2017 the company repurchased for treasury 277,364 subordinate voting shares at a cost of $140.5 (2016 – 130,075 subordinate voting shares at a cost of $64.2) on the open market for use in its share-based payment awards. Subsequent to December 31, 2017 and up to March 9, 2018 the company repurchased for treasury 47,372 subordinate voting shares at a cost of $24.3 on the open market for use in its share-based payment awards.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 3, 2018	January 18, 2018	January 25, 2018	$10.00	$283.2
January 4, 2017	January 19, 2017	January 26, 2017	$10.00	$237.4
January 5, 2016	January 20, 2016	January 27, 2016	$10.00	$227.8

Preferred stock

The number of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
January 1, 2016	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178
2016 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2016	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178
2017 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2017	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178

The carrying value of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
January 1, 2016	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.0	1,334.9
2016 activity:
Other	–	–	–	–	–	–	–	–	–	0.6	0.6

December 31, 2016	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.6	1,335.5
2017 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2017	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.6	1,335.5

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2017 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding	Stated capital	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(3)
Series C	December 31, 2019	6,016,384	Cdn$150.4	Cdn $25.00	4.58%	–
Series D	December 31, 2019	3,983,616	Cdn$99.6	Cdn $25.00	–	4.02%
Series E	March 31, 2020	3,967,134	Cdn$99.2	Cdn $25.00	2.91%	–
Series F	March 31, 2020	3,572,044	Cdn$89.3	Cdn $25.00	–	3.03%
Series G	September 30, 2020	7,432,952	Cdn$185.8	Cdn $25.00	3.32%	–
Series H	September 30, 2020	2,567,048	Cdn$64.2	Cdn $25.00	–	3.43%
Series I	December 31, 2020	10,465,553	Cdn$261.6	Cdn $25.00	3.71%	–
Series J	December 31, 2020	1,534,447	Cdn$38.4	Cdn $25.00	–	3.72%
Series K	March 31, 2022	9,500,000	Cdn$237.5	Cdn $25.00	4.67%	–
Series M	March 31, 2020	9,200,000	Cdn$230.0	Cdn $25.00	4.75%	–
(1)
Fixed and floating rate cumulative preferred shares are redeemable at the company's option at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D, Series F, Series H,

  Series J, Series L and Series N respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the right, at their option, to convert their shares into fixed rate cumulative preferred shares Series C, Series E, Series G and Series I respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date.

(3)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

  During 2017 the company paid aggregate preferred share dividends of $44.6 (2016 – $44.0).

Accumulated other comprehensive income (loss)

The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2017			December 31, 2016
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	(166.6)	2.8	(163.8)	(356.6)	(7.6)	(364.2)
Share of accumulated other comprehensive loss of associates, excluding share of net losses on defined benefit plans of associates	(22.0)	0.5	(21.5)	(157.1)	26.3	(130.8)

	(188.6)	3.3	(185.3)	(513.7)	18.7	(495.0)

Items that will not be subsequently reclassified to net earnings
Share of net losses on defined benefit plans of associates	(30.3)	3.5	(26.8)	(42.6)	10.8	(31.8)
Net losses on defined benefit plans	(60.9)	8.9	(52.0)	(28.0)	6.9	(21.1)

	(91.2)	12.4	(78.8)	(70.6)	17.7	(52.9)

Accumulated other comprehensive loss attributable to shareholders of Fairfax	(279.8)	15.7	(264.1)	(584.3)	36.4	(547.9)

Non-controlling interests

Non-controlling interests for the years ended December 31 were as follows:

						Net earnings (loss) attributable to non-controlling interests
		2017		2016
						Year ended December 31,
		Minority voting percentage		Minority voting percentage
			Carrying value		Carrying value
Subsidiary	Domicile					2017	2016
Allied World(1)	Switzerland	32.6%	1,229.4	–	–	(182.3)	–
Fairfax India(2)	Canada	6.4%	1,110.7	4.7%	743.7	(59.9)	24.4
Cara(3)	Canada	43.3%	578.0	43.4%	523.9	55.7	30.8
Grivalia Properties(4)	Greece	47.3%	517.6	–	–	20.0	–
Brit(5)	U.K.	27.5%	435.3	27.5%	463.4	(19.1)	50.4
Thomas Cook India(6)	India	32.4%	391.2	32.3%	139.6	28.2	2.4
Fairfax Africa(7)	Canada	1.2%	191.6	–	–	4.3	–
All other	–		147.1		129.4	27.4	9.8

			4,600.9		2,000.0	(125.7)	117.8

Pursuant to the transactions described in note 23:

(1)
During the third quarter of 2017 the company acquired an indirect 67.4% equity interest in Allied World.

(2)
The increase in carrying value of Fairfax India's non-controlling interests at December 31, 2017 compared to December 31, 2016 was primarily due to common shares issued as a result of Fairfax India's public offering and private placement on January 13, 2017, the acquisition of a 51.0% interest in Saurashtra Freight, the merger of Fairchem and Privi Organics, and the impact of foreign currency translation (principally the strengthening of the Indian rupee relative to the U.S. dollar), partially offset by non-controlling interests' share of net loss.

(3)
The increase in carrying value of Cara's non-controlling interests at December 31, 2017 compared to December 31, 2016 was primarily due to net earnings and the impact of foreign currency translation (strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by repurchase of shares by Cara and dividends paid.

(4)
On July 4, 2017 the company increased its equity interest in Grivalia Properties to 52.6% and commenced consolidating Grivalia Properties in the Other reporting segment.

(5)
On March 3, 2017 Brit paid a dividend of $45.8 to its minority shareholder (OMERS).

(6)
The increase in carrying value of Thomas Cook India's non-controlling interests at December 31, 2017 compared to December 31, 2016 was primarily due to a reduction in the company's indirect ownership of Quess from 42.1% to 33.1%.

(7)
On February 17, 2017 the company acquired a 64.2% equity interest in Fairfax Africa.

Non-controlling interest voting percentages in the table above are consistent with economic ownership for each subsidiary at December 31, 2017 except for Fairfax India, Cara, and Fairfax Africa whose non-controlling interest economic ownership percentages were 69.8%, 59.8%, and 35.8% respectively.

Other net changes in capitalization

Other net changes in capitalization on the consolidated statement of changes in equity generally reflect the impact of capital transactions and changes in ownership interests of consolidated subsidiaries where the company maintains control after the transaction. During 2017 other net changes in capitalization increased both equity attributable to shareholders of Fairfax ($236.6) and non-controlling interests ($184.0), and principally reflected the impact of capital transactions and changes in ownership interest related to Fairfax India's public offering and private placement, Thomas Cook India's partial sale of Quess shares, Quess' private placement of its own shares, shares issued by Quess to acquire Manipal, and the acquisition of the remaining shares of Allied World AG. See note 23 for details.

17.  Earnings per Share

Net earnings (loss) per share is calculated based upon the weighted average common shares outstanding as follows:

	2017	2016
Net earnings (loss) attributable to shareholders of Fairfax	1,740.6	(512.5)
Preferred share dividends	(44.6)	(44.0)

Net earnings (loss) attributable to common shareholders – basic and diluted	1,696.0	(556.5)

Weighted average common shares outstanding – basic	25,411,246	23,017,184
Share-based payment awards	689,571	–

Weighted average common shares outstanding – diluted	26,100,817	23,017,184

Net earnings (loss) per common share – basic	$66.74	$(24.18)
Net earnings (loss) per common share – diluted	$64.98	$(24.18)

Share-based payment awards of 567,450 were not included in the calculation of net loss per diluted common share for the year ended December 31, 2016 as inclusion of the awards would be anti-dilutive.

18.  Income Taxes

The company's provision (recovery) for income taxes for the years ended December 31 were as follows:

	2017	2016
Current income tax
Current year expense	200.6	95.1
Adjustments to prior years' income taxes	(22.6)	19.1

	178.0	114.2

Deferred income tax
Origination and reversal of temporary differences	(22.5)	(265.6)
Adjustments to prior years' deferred income taxes	24.3	2.9
Change in tax rate related to U.S. tax reform	222.4	–
Other	6.1	(11.1)

	230.3	(273.8)

Provision (recovery) for income taxes	408.3	(159.6)

A significant portion of the company's earnings or losses before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate (and may be significantly higher or lower). The company's earnings (loss) before income taxes by jurisdiction and the associated provision (recovery) for income taxes for the years ended December 31 are summarized in the following table:

	2017					2016
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings (loss) before income taxes	(141.3)	543.5	(72.1)	1,693.1	2,023.2	(258.5)	(428.4)	42.2	90.4	(554.3)
Provision (recovery) for income taxes	52.9	420.5	(24.6)	(40.5)	408.3	69.6	(234.6)	(23.7)	29.1	(159.6)

Net earnings (loss)	(194.2)	123.0	(47.5)	1,733.6	1,614.9	(328.1)	(193.8)	65.9	61.3	(394.7)

(1)
Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Principally comprised of Brit, Riverstone UK, Advent and other associated holding company results.

(4)
Includes India, Asia, non-U.K. European companies and Allied World (acquired on July 6, 2017; notwithstanding that certain operations of Allied World conduct business in the U.S. and the U.K., the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations).

The decrease in the pre-tax loss in Canada in 2017 compared to 2016 primarily reflected an improvement in investment results. The increase in pre-tax earnings in the U.S. in 2017 compared to 2016 primarily reflected an improvement in investment results, partially offset by weaker underwriting results (reflecting increased catastrophe losses). The increase in the pre-tax loss in the U.K. in 2017 compared to 2016 primarily reflected weaker underwriting results (reflecting increased catastrophe losses). The increase in pre-tax earnings in Other in 2017 compared to 2016 primarily reflected the gains on sale of First Capital and a portion of the company's investment in ICICI Lombard, partially offset by the underwriting loss at Allied World (reflecting catastrophe losses).

Reconciliations of the provision (recovery) for income taxes calculated at the Canadian statutory income tax rate to the provision (recovery) for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2017	2016
Canadian statutory income tax rate	26.5%	26.5%

Provision (recovery) for income taxes at the Canadian statutory income tax rate	536.1	(146.9)
Tax rate differential on income and losses incurred outside Canada	(445.3)	(65.3)
Non-taxable investment income	(116.2)	(74.7)
Change in unrecorded tax benefit of losses and temporary differences	210.2	117.5
Change in tax rate for deferred income taxes related to U.S. tax reform	222.4	–
Change in tax rate for deferred income taxes (excluding U.S. tax reform)	2.2	(15.1)
Other including permanent differences	(15.6)	11.3
Foreign exchange effect	12.8	(8.4)
Provision relating to prior years	1.7	22.0

Provision (recovery) for income taxes	408.3	(159.6)

The tax rate differential on income and losses incurred outside Canada of $445.3 in 2017 principally reflected the impact of net gains on the sales of ICICI Lombard and First Capital which were not taxable in the jurisdictions in which they were held (income tax rate benefits of $246.5 in Mauritius and $269.9 in Barbados respectively), partially offset by income in the U.S. that is taxed at rates higher than the Canadian statutory rate and losses at Allied World and in the U.K. that are taxed at rates lower than the Canadian statutory rate. The tax rate differential on income and losses incurred outside Canada of $65.3 in 2016 principally reflected income in the U.K. that is taxed at rates lower than the Canadian statutory rate and losses in the U.S. which are taxed at rates higher than the Canadian statutory rate.

Non-taxable investment income of $116.2 in 2017 (2016 – $74.7) was principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions.

The change in unrecorded tax benefit of losses and temporary differences of $210.2 in 2017 principally reflected deferred tax assets in Canada of $70.8 (2016 – $117.9) that were not recorded (as it was considered not probable that those losses could be utilized) and a reduction in tax credits and operating losses capitalized in prior years in the U.S. of $89.7 (2016 – nil), primarily driven by the effects of U.S. tax reform as discussed later in this note.

The change in tax rate related to U.S. tax reform of $222.4 (2016 – nil) principally reflected the impact of the reduction of the U.S. federal corporate income tax rate on the net deferred income tax asset. Other including permanent differences included an income tax rate benefit of $7.4 related to the impact of the transition tax under U.S. tax reform. The impact of U.S. tax reform on the company's consolidated financial statements is discussed later in this note.

Income taxes refundable and payable were as follows:

	December 31, 2017	December 31, 2016
Income taxes refundable	147.0	202.7
Income taxes payable	(95.6)	(35.4)

Net income taxes refundable	51.4	167.3

Changes in net income taxes refundable during the years ended December 31 were as follows:

	2017	2016
Balance – January 1	167.3	12.1
Amounts recorded in the consolidated statements of earnings	(178.0)	(114.2)
Payments made during the year	33.4	267.1
Acquisitions of subsidiaries (note 23)	18.8	3.9
Foreign exchange effect and other	9.9	(1.6)

Balance – December 31	51.4	167.3

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2017
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2017	188.8	182.3	126.6	(120.0)	(347.6)	331.9	224.3	146.3	732.6
Amounts recorded in the consolidated statement of earnings	(41.2)	(72.3)	(15.0)	(0.6)	111.0	(140.1)	(106.0)	33.9	(230.3)
Amounts recorded in total equity	–	–	–	–	–	(15.5)	(0.1)	(5.1)	(20.7)
Acquisitions of subsidiaries (note 23)	33.1	20.5	(19.8)	53.6	(195.2)	0.9	–	5.4	(101.5)
Foreign exchange effect and other	7.0	0.8	0.1	0.3	(11.7)	0.3	(0.1)	4.0	0.7

Balance – December 31, 2017	187.7	131.3	91.9	(66.7)	(443.5)	177.5	118.1	184.5	380.8

	2016
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2016	235.4	204.2	92.8	(96.9)	(325.4)	49.0	174.9	129.9	463.9
Amounts recorded in the consolidated statement of earnings	(57.8)	(22.7)	31.8	(24.1)	27.9	266.9	49.4	2.4	273.8
Amounts recorded in total equity	–	–	–	–	–	17.7	–	19.6	37.3
Acquisitions of subsidiaries (note 23)	9.7	–	(0.3)	0.7	(47.7)	(1.1)	–	(14.5)	(53.2)
Foreign exchange effect and other	1.5	0.8	2.3	0.3	(2.4)	(0.6)	–	8.9	10.8

Balance – December 31, 2016	188.8	182.3	126.6	(120.0)	(347.6)	331.9	224.3	146.3	732.6

Management expects that the deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2017 related to investments and provision for losses and loss adjustment expenses, partially offset by a deferred income tax liability related to intangible assets. The temporary differences related to investments are primarily due to net unrealized investment losses in the U.S. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for tax purposes when realized (particularly in the U.S. and several other jurisdictions). The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes, resulting in temporary differences. Deferred taxes on intangible assets primarily relates to intangible assets recognized on acquisitions (principally Allied World, Cara and Brit) that are typically not deductible in the determination of income taxes payable. Other deferred taxes include temporary differences related to pensions and premises and equipment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2017 management has not recorded deferred income tax assets of $878.3 (December 31, 2016 – $590.0) related primarily to operating and capital losses and

U.S. foreign tax credits. The losses for which deferred income tax assets have not been recorded are comprised of $1,516.4 of losses in Canada (December 31, 2016 – $1,064.7), $635.7 of losses in Europe (December 31, 2016 – $585.7), $44.6 of losses in the U.S. (December 31, 2016 – $44.6), and $159.0 of foreign tax credits in the U.S. (December 31, 2016 – $59.0). The losses in Canada expire between 2026 and 2037. The losses and foreign tax credits in the U.S. expire between 2020 and 2035. Substantially all of the losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.1 billion at December 31, 2017 (December 31, 2016 – $3.1 billion) and are not likely to be repatriated in the foreseeable future.

The United States Tax Cuts and Jobs Act ("U.S. tax reform") that was signed into law on December 22, 2017 introduced a number of significant changes to U.S. corporate income tax for tax years beginning after December 31, 2017: it reduces the U.S. federal corporate income tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, repeals the alternative minimum tax ("AMT") regime, modifies rules pertaining to loss reserve discounting, introduces a new minimum base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates, and implements a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI").

Under IFRS, deferred income tax assets and liabilities are measured at the enacted or substantively enacted tax rate expected to apply when temporary differences are to be realized or settled. The resulting deferred income tax is recognized in the consolidated statement of earnings, except to the extent that it relates to items previously recognized directly in equity. The company selected December 31, 2017 as the revaluation date for its U.S. net deferred income tax asset as the impact between the date of enactment and December 31, 2017 was not considered significant. The reduction in the U.S. corporate income tax rate decreased the U.S. net deferred income tax asset related to operating and capital losses and other timing differences by $229.2, of which $222.4 was recorded in the consolidated statement of earnings and $6.8 was recorded in other comprehensive income. The company also decreased its recognized U.S. foreign tax credit carry forwards by $100.0 at December 31, 2017 as the reduction in the U.S. corporate income tax rate will make utilization of foreign tax credit carry forwards recognized in prior years more difficult, requiring increased U.S. and foreign source income in the future.

For tax years beginning before January 1, 2018, U.S. tax reform requires that U.S. companies include in income the mandatory deemed repatriation of post-1986 undistributed foreign earnings (the "transition tax"). For the year ended December 31, 2017, the company included $79.1 of previously untaxed foreign earnings in taxable income. Future repatriation of this amount will not incur additional U.S. tax. The company utilized current and prior year foreign tax credits (rather than net operating loss carry forwards) to offset this income to reduce the transition tax liability payable in cash to nil. The recognition of the transition tax caused the company to record reductions to a deferred tax liability of $34.5 related to previously deferred earnings of OdysseyRe's U.K. operations and to foreign tax credit carry forwards of $27.1 that no longer have value due to the mandatory repatriation.

The tax effects included in these consolidated financial statements represent the company's best estimate based upon the information available, notwithstanding that the company is still analyzing certain aspects of U.S. tax reform and may refine its computations, which could potentially affect the measurement of deferred taxes or give rise to additional current tax liabilities. The repeal of the AMT regime did not have a significant impact on the company and the company continues to reflect the AMT credit carryforwards as part of its net deferred income tax asset. The company will recognize charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and has not included their impacts in measuring its net deferred income tax asset at December 31, 2017.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2017 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $418.1 (2016 – $445.8). In addition, the company received proceeds from the sale of First Capital as described in note 23 and the partial sale of ICICI Lombard as described in note 6.

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2017, the maximum dividend capacity available in 2018 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31, 2017
Allied World	688.0
OdysseyRe	324.9
Northbridge(1)	149.1
Crum & Forster	130.2
Zenith National	86.0
Brit	195.1

1,573.3

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers not only regulatory capital requirements, but also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the co-investors in Allied World and Brit have a dividend in priority to the company.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court's decision. On October 20, 2017, that petition was denied by the court. The company is considering all its options. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers (the "AMF"), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.

The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute's above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute's takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.

Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF's investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

OdysseyRe, Brit, Allied World, Advent and RiverStone (UK) ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation in certain Lloyd's syndicates. The Lloyd's participants have pledged cash and securities with fair values of $361.9 and $1,566.1 at December 31, 2017 as capital to support those underwriting activities. Pledged securities and restricted cash consist of cash, fixed income and equity investments which are included within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships and associates at December 31, 2017 was $966.3, with a further amount of approximately $367 committed for investments described in note 23.

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans were as follows:

	Defined benefit pension plans December 31		Post retirement benefit plans December 31
	2017	2016	2017	2016
Benefit obligation	(918.3)	(803.7)	(118.5)	(109.3)
Fair value of plan assets	836.1	747.9	–	–

Funded status of plans – deficit	(82.2)	(55.8)	(118.5)	(109.3)
Impact of asset ceiling	(1.0)	(1.0)	–	–

Net accrued liability (notes 13 and 14)(1)	(83.2)	(56.8)	(118.5)	(109.3)

Weighted average assumptions used to determine benefit obligations:
Discount rate	3.2%	3.6%	4.1%	4.2%
Rate of compensation increase	2.8%	3.6%	3.3%	3.5%
Health care cost trend	–	–	5.0%	5.7%
(1)
The defined benefit pension plan net accrued liability at December 31, 2017 of $83.2 (December 31, 2016 – $56.8) was comprised of pension surpluses of $49.1 and pension deficits of $132.3 (December 31, 2016 – $50.8 and $107.6).

Pension and post retirement expenses recognized in the consolidated statements of earnings for the years ended December 31 were as follows:

	2017	2016
Defined benefit pension plan expense	17.3	27.7
Defined contribution pension plan expense	45.6	32.2
Defined benefit post retirement expense	10.3	8.0

	73.2	67.9

Pre-tax actuarial net losses recognized in the consolidated statements of comprehensive income for the years ended December 31 were comprised as follows:

	2017	2016
Defined benefit pension plans
Actuarial net gains on plan assets and change in asset ceiling	18.6	54.5
Actuarial net losses on benefit obligations	(53.0)	(76.4)

	(34.4)	(21.9)
Post retirement benefit plans – actuarial net gains (losses) on benefit obligations	0.3	(1.4)

	(34.1)	(23.3)

During 2017 the company contributed $30.7 (2016 – $21.8) to its defined benefit pension and post retirement benefit plans, and expects to make contributions of $28.2 in 2018.

22.  Operating Leases

During 2017 the company incurred operating lease costs of $216.2 (2016 – $155.7).

Aggregate future minimum operating lease commitments at December 31, 2017 relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2018	188.5
2019	173.2
2020	153.4
2021	139.5
2022	113.0
Thereafter	458.2

23.  Acquisitions and Divestitures

Subsequent to December 31, 2017

Receipt of Fairfax India Performance Fee

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Acquisition of certain businesses of Carillion Canada Inc.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof (collectively "Carillion") relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The transaction was approved by the Ontario Superior Court of Justice in Carillion's proceedings under the Companies' Creditors Arrangement Act (Canada). Carillion is an infrastructure services company that provides asset management and operations solutions to industries and governments.

Sale of The Keg to Cara

On February 22, 2018 the company completed the sale of its 51.0% ownership interest in The Keg to Cara for consideration of $74.6 (Cdn$94.7), comprised of cash of $7.9 (Cdn$10.0) and 3,400,000 Cara subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Cara for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,123 Cara subordinate voting shares. Cara may be required to pay up to an additional $24 (Cdn$30) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company's equity interest in Cara to 43.2% from 40.2% at December 31, 2017.

Investment in The Catholic Syrian Bank Ltd.

On February 20, 2018 Fairfax India entered into an agreement to acquire a 51.0% equity interest in The Catholic Syrian Bank Ltd. ("CS Bank") for approximately $186 (12.1 billion Indian rupees). The transaction is subject to customary closing conditions and is expected to close in the first half of 2018. CS Bank, headquartered in Thrissur, Kerala, offers banking services across India.

Year ended December 31, 2017

Divestiture of First Capital Insurance Limited

On December 28, 2017 the company completed the sale of its 97.7% interest in First Capital to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") for gross proceeds of $1,683.3 and realized a net after-tax gain of $1,018.6. The transaction was completed pursuant to an agreement with Mitsui Sumitomo to pursue a global strategic alliance. The company expects to enter into a quota share participation in First Capital's insurance portfolio in 2018.

Acquisition of Allied World Assurance Holdings AG

On July 6, 2017 the company completed the acquisition of 94.6% of the outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World AG") for purchase consideration of $3,977.9, consisting of $1,905.6 in cash and $2,072.3 by the issuance of 4,799,497 subordinate voting shares. In addition, Allied World AG declared a special pre-closing cash dividend of $5.00 per share ($438.0). Contemporaneously with the closing of the acquisition of Allied World AG, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation ("AIMCo"), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together "the co-investors") invested $1,580.0 for an indirect equity interest in Allied World AG. The remaining 5.4% of the outstanding shares of Allied World AG were acquired on August 17, 2017 for purchase consideration of $229.0, consisting of $109.7 in cash and $119.3 by the issuance of 276,397 subordinate voting shares, in a merger transaction under Swiss law pursuant to which Allied World Assurance Company Holdings, GmbH ("Allied World") became the surviving entity. This merger resulted in the co-investors holding an indirect ownership interest in Allied World of 32.6%. The co-investors will have a dividend in priority to the company, and the company will have the ability to purchase the shares owned by the co-investors over the next seven years. Allied World is a global property, casualty and specialty insurer and reinsurer.

Quess Corp. Transactions

On December 27, 2017 Quess acquired the facility management and catering business of Manipal Integrated Services Private Limited ("Manipal") for $152.5 (9.8 billion Indian rupees), primarily comprised of the issuance of $117.7 (7.5 billion Indian rupees) of Quess common shares to Manipal shareholders and the reinvestment of $34.3 (2.2 billion Indian rupees) of Quess' existing holdings of Manipal preferred shares upon cancellation of those shares. In November of 2017 Thomas Cook India sold a 5.4% equity interest in Quess for cash proceeds of $96.8 (6.3 billion Indian rupees). On August 18, 2017 Quess raised $132.2 (8.5 billion Indian rupees) in net proceeds following the completion of a private placement of common shares with institutional investors. These transactions at Thomas Cook India and Quess collectively reduced the company's indirect ownership of Quess from 42.1% to 33.1% and resulted in an increase in non-controlling interest of $210.0 and a dilution gain of $135.6, which are included in other net changes in capitalization in the consolidated statement of changes in equity. Quess is a provider of staffing and facilities management services.

Additional investment in Grivalia Properties REIC

On July 4, 2017 the company acquired control of Grivalia Properties REIC ("Grivalia Properties") by increasing its equity interest to 52.6% through the purchase of an additional 10.3% equity interest from Eurobank Ergasias S.A. for cash consideration of $100.0 (€88.0). Accordingly, the company re-measured its equity accounted carrying value of Grivalia Properties to fair value, recorded a net realized gain of $51.3 and commenced consolidating Grivalia Properties in the Other reporting segment. Pursuant to Greek securities law, the company then made a tender offer for all remaining outstanding shares of Grivalia Properties which expired on September 6, 2017, resulting in the company increasing its equity interest by 0.1% to 52.7% for cash consideration of $0.6 (€0.5). Grivalia Properties is a real estate investment company listed on the Athens Stock Exchange.

Acquisition of certain American International Group, Inc. operations in Latin America and Central and Eastern Europe

On October 18, 2016 the company agreed to acquire from American International Group, Inc. ("AIG") its insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia, for total consideration of approximately $240.

The company, through Colonnade Insurance, has completed the acquisition of the business and renewal rights of the insurance operations of AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Turkey (on May 2, 2017 and sold to Gulf Insurance on the same day), Bulgaria (effective from May 31, 2017), Poland (effective from June 30, 2017) and Romania (effective October 31, 2017). Through an ongoing partnership, the company is providing claims handling and run-off management services to AIG in the European countries where business operations were acquired.

The company has completed the acquisition of the insurance operations of AIG in Chile and Colombia (effective from July 31, 2017), Argentina (effective from September 30, 2017) and Uruguay (effective from January 31, 2018) (collectively "Fairfax Latam"), and continues to work through the legal, regulatory and operational requirements to complete the acquisition in Venezuela.

Merger of Fairchem Speciality Limited and Privi Organics Limited

On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. As a result of the merger, Fairfax India, which had acquired a 44.7% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem. Subsequent to the merger, the assets and liabilities and results of operations of Fairchem were consolidated in the Other reporting segment.

Investment in Fairfax Africa Holdings Corporation

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its indirect equity interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. The assets and liabilities and results of operations of Fairfax Africa were consolidated in the Other reporting segment.

Acquisition of Saurashtra Freight Private Limited

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat. The assets and liabilities and results of operations of Saurashtra Freight were consolidated in the Other reporting segment.

Investment in Mosaic Capital Corporation

On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic warrants"). Pursuant to IFRS, the company's investment in Mosaic Capital warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital. Consequently, the assets and liabilities and results of operations of Mosaic Capital were consolidated in the Other reporting segment. Mosaic Capital is a Canadian investment company that owns a portfolio of established businesses in the infrastructure, printing, oil and gas services, technology, manufacturing and real estate industries.

Additional Investment in Fairfax India Holdings Corporation

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the private placement and public offering. These transactions collectively resulted in an increase in non-controlling interest of $336.3 and a dilution loss of $3.3, which are included in other net changes in capitalization in the consolidated statement of changes in equity.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates. Provisionally recorded amounts primarily include intangible assets, deferred income taxes, goodwill and the excess of fair value of net assets acquired over purchase consideration. The company has substantially completed its valuation of Allied World's intangible assets.

	Allied World		Grivalia Properties	Fairfax Latam	Other(1)
Acquisition date	July 6, 2017		July 4, 2017	Throughout 2017	Throughout 2017
Percentage of common shares acquired	94.6%		52.6%	100.0%
Assets:
Insurance contract receivables	1,212.5		–	235.8	0.4
Portfolio investments(2)	8,568.7		139.1	250.4	76.0
Recoverable from reinsurers	2,363.6		–	597.7	0.7
Deferred income taxes	–		0.3	48.3	5.0
Goodwill and intangible assets	1,726.9	(3)	–	23.3	385.5
Other assets	223.5		1,020.4	51.1	288.7

	14,095.2		1,159.8	1,206.6	756.3

Liabilities:
Accounts payable and accrued liabilities	300.7		25.3	172.3	167.4
Income taxes payable	3.4		4.2	9.0	1.1
Deferred income taxes	118.0		–	21.5	4.3
Funds withheld payable to reinsurers	193.5		–	9.8	0.1
Insurance contract liabilities	8,467.7		–	826.1	3.0
Borrowings	860.5		137.6	–	83.9

	9,943.8		167.1	1,038.7	259.8
Non-controlling interests	173.5		470.5	–	8.1
Purchase consideration	3,977.9		519.7	167.9	488.4
Excess of fair value of net assets acquired over purchase consideration	–		2.5	–	–

	14,095.2		1,159.8	1,206.6	756.3

(1)
Primarily comprised of the acquisitions of Mosaic Capital and certain AIG branches in Central and Eastern Europe, the acquisition of Pickle Barrel by Cara, the acquisition of Saurashtra Freight and consolidation of Fairchem by Fairfax India, and various acquisitions by Quess, Thomas Cook India, Mosaic Capital, and Boat Rocker.

(2)
Included subsidiary cash and cash equivalents of Allied World ($1,195.4, of which $4.8 was restricted), Grivalia Properties ($26.3) and Fairfax Latam ($67.2).

(3)
Comprised of goodwill of $937.9 and intangible assets of $789.0 (primarily broker relationships of $574.0, Lloyd's participation rights of $87.0 and brand names of $71.0).

Allied World contributed revenue of $1,050.5 and a net loss of $555.4 to the company's consolidated financial results for the year ended December 31, 2017. Had Allied World been acquired on January 1, 2017, the company's pro-forma consolidated revenue and net earnings would have been $17,514.6 and $1,766.4 for the year ended December 31, 2017.

Year ended December 31, 2016

Acquisition of Zurich Insurance Company South Africa Limited

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently rebranded Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana. The assets and liabilities and results of operations of Bryte Insurance were consolidated in the Insurance and Reinsurance – Other reporting segment.

Acquisition of Original Joe's Franchise Group Inc.

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.

Acquisition of Golf Town Limited

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories. The assets and liabilities and results of operations of Golf Town were consolidated in the Other reporting segment.

Acquisition of PT Asuransi Multi Artha Guna Tbk

On October 10, 2016 the company acquired an 80.0% interest in PT Asuransi Multi Artha Guna Tbk. ("AMAG") from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is a general insurer in Indonesia. The assets and liabilities and results of operations of AMAG were consolidated in the Fairfax Asia reporting segment. On December 31, 2016 Fairfax Indonesia was merged into AMAG.

Acquisition of Asian Alliance General Insurance Limited

On October 3, 2016 Union Assurance acquired a 100% equity interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited ("Fairfirst Insurance")) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka. The assets and liabilities and results of operations of Fairfirst Insurance were consolidated in the Fairfax Asia reporting segment. On February 28, 2017 Union Assurance was merged into Fairfirst Insurance.

Acquisition of Groupe St-Hubert Inc.

On September 2, 2016 Cara acquired a 100% equity interest in Groupe St-Hubert Inc. ("St-Hubert") for $413.8 (Cdn$538.7), comprised of cash consideration of $372.4 (Cdn$484.8) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 Cara subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by the company and its subsidiaries to maintain its equity and voting interests in Cara. St-Hubert is a Canadian full-service restaurant operator and fully integrated food manufacturer in the province of Quebec.

Acquisition of Privi Organics Limited

On August 26, 2016 Fairfax India acquired a 50.8% equity interest in Privi Organics for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

Acquisition of Eastern European Insurers

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. ("Colonnade Insurance"), was licensed in July 2015 and branches of Colonnade Insurance were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian, Czech and Slovakian insurance operations were transferred to Colonnade Insurance on February 1, 2016, April 1, 2016 and May 2, 2016, respectively. The QBE insurance operations write business across a range of general insurance classes, including property, travel, general liability and product protection.

The fair value of assets acquired and liabilities assumed in connection with the 2016 acquisitions described above are summarized in the table that follows:

	Bryte Insurance		AMAG		St-Hubert		Other(1)
Acquisition date	December 7, 2016		October 10, 2016		September 2, 2016		Throughout 2016
Percentage of common shares acquired	100.0%		80.0%		100.0	%(2)
Assets:
Insurance contract receivables	45.0		8.9		–		41.3
Portfolio investments(3)	220.4		99.9		–		22.1
Recoverable from reinsurers	85.8		26.4		–		1.1
Deferred income taxes	11.4		–		–		8.5
Goodwill and intangible assets	16.8	(4)	161.2	(5)	319.4	(6)	146.1
Other assets	10.8		25.9		180.0		205.3

	390.2		322.3		499.4		424.4

Liabilities:
Accounts payable and accrued liabilities	88.4		16.6		30.7		48.3
Deferred income taxes	–		11.1		54.9		12.2
Funds withheld payable to reinsurers	1.4		5.4		–		0.4
Insurance contract liabilities	172.4		76.3		–		59.7
Borrowings	–		–		–		48.1

	262.2		109.4		85.6		168.7
Non-controlling interests	–		34.0		–		57.3
Purchase consideration	128.0		178.9		413.8		191.6
Excess of fair value of net assets acquired over purchase consideration	–		–		–		6.8

	390.2		322.3		499.4		424.4

(1)
Includes the acquisitions of Fairfirst Insurance, Privi Organics, the QBE insurance operations and Golf Town, and Cara's acquisition of Original Joe's.

(2)
The company's economic interest in St-Hubert was 38.9% as a result of acquiring St-Hubert through 38.9%- owned Cara.

(3)
Included subsidiary cash and cash equivalents of Bryte Insurance ($48.4) and AMAG ($6.2).

(4)
Comprised of goodwill of $11.5 and intangible assets of $5.3.

(5)
Comprised of goodwill of $43.0 and intangible assets of $118.2.

(6)
Comprised of goodwill of $85.2 and intangible assets of $234.2 (primarily brand names of $183.1).

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2017 compared to those identified at December 31, 2016, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. The company's management, in consultation with the designated Chief Risk Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the company's Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2017 compared to December 31, 2016. While the acquisition of Allied World was significant, the company has determined that Allied World's exposure to underwriting risk and framework to monitor, evaluate and manage underwriting risk are consistent with those of its own.

Principal lines of business

The company's principal lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, professional liability and umbrella coverage;

  •
  Specialty, which insures against marine, aerospace and surety risk, and other miscellaneous risks and liabilities that are not identified above; and

  •
  Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of net premiums earned by line of business is included in note 25.

The table below shows the company's concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2017 by line of business amounted to $992.3 for property (2016 – $463.5), $916.3 for casualty (2016 – $699.9) and $315.4 for specialty (2016 – $282.5).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Property	646.8	582.7	1,878.6	1,466.0	586.5	464.8	995.7	502.7	4,107.6	3,016.2
Casualty	602.6	528.5	4,899.4	4,002.9	400.8	352.3	805.0	465.1	6,707.8	5,348.8
Specialty	143.4	126.4	548.8	485.6	275.1	231.9	424.8	325.4	1,392.1	1,169.3

Total	1,392.8	1,237.6	7,326.8	5,954.5	1,262.4	1,049.0	2,225.5	1,293.2	12,207.5	9,534.3

Insurance	1,295.3	1,134.6	5,855.4	4,607.0	684.9	516.3	1,494.3	672.3	9,329.9	6,930.2
Reinsurance	97.5	103.0	1,471.4	1,347.5	577.5	532.7	731.2	620.9	2,877.6	2,604.1

	1,392.8	1,237.6	7,326.8	5,954.5	1,262.4	1,049.0	2,225.5	1,293.2	12,207.5	9,534.3

(1)
The Asia geographic segment comprises countries located throughout Asia, including China, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

Pricing risk

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases of long-tail claims like those involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company's financial position. The insurance risk diversity within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group's exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company's operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries. The company also purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating company level for specific exposures and, if needed, at the holding company level for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. Notwithstanding the significant current period catastrophe losses suffered by the industry in 2017, capital adequacy within the reinsurance market remains strong and alternative forms of reinsurance capacity continue to be available. As a result, reinsurance pricing of loss affected business has increased modestly while non-loss affected property has increased to a lesser extent.

The company will remain opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2017 compared to December 31, 2016.

The company's gross credit risk exposure at December 31, 2017 (without taking into account amounts held by the company as collateral) was comprised as follows:

	December 31, 2017	December 31, 2016
Cash and short term investments	19,198.8	11,235.6
Investments in debt instruments:
U.S. sovereign government	1,779.3	1,117.3
Other sovereign government rated AA/Aa or higher(1)	615.4	596.1
All other sovereign government(2)	1,268.4	891.5
Canadian provincials	93.8	196.9
U.S. states and municipalities	2,452.1	4,732.2
Corporate and other	4,081.8	2,633.5
Receivable from counterparties to derivative contracts	126.7	196.4
Insurance contract receivables	4,686.9	2,917.5
Recoverable from reinsurers	7,812.5	4,010.3
Other assets	1,723.0	1,065.4

Total gross credit risk exposure	43,838.7	29,592.7

(1)
Primarily comprised of bonds issued by the governments of Germany, Australia, the U.K, and Canada with fair values of $105.3, $97.9, $90.9 and $84.4 (December 31, 2016 – $201.7, $31.7, $23.4 and $311.4).

(2)
Primarily comprised of bonds issued by the governments of India, Poland and Brazil with fair values of $734.7, $125.1 and $101.7 (December 31, 2016 – $602.2, $117.2 and $80.3).

The company had income taxes refundable of $147.0 at December 31, 2017 (December 31, 2016 – $202.7).

Cash and short term investments

The company's cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2017, 87.4% of these balances were held in Canadian and U.S. financial institutions, 9.1% in European financial institutions and 3.5% in other foreign financial institutions (December 31, 2016 – 85.1%, 8.1% and 6.8% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

Investments in debt instruments

The company's risk management strategy for debt instruments is to invest primarily in high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

Investment in sovereign bonds rated AA/Aa or higher, considered by the company to present only a nominal risk of default, with a fair value of $2,394.7 at December 31, 2017 (December 31, 2016 – $1,713.4), represented 6.1% of the total investment portfolio (December 31, 2016 – 6.0%) and consisted primarily of bonds issued by the governments of the U.S., U.K., Germany, Australia and Canada. Investments in debt instruments considered by the company to be subject to credit risk, with a fair value of $7,896.1 at December 31, 2017 (December 31, 2016 – $8,454.1), represented 20.1% of the total investment portfolio (December 31, 2016 – 29.7%) and consisted primarily of all other sovereign government bonds rated A/A or lower and all bonds included in Canadian provincials, U.S. states and municipalities and corporate and other.

The composition of the company's investments in debt instruments classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2017			December 31, 2016
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	2,476.3	2,432.0	23.7	2,042.0	1,915.8	18.8
AA/Aa	2,149.5	2,408.8	23.4	3,669.1	4,383.3	43.1
A/A	823.1	819.8	8.0	649.3	728.5	7.2
BBB/Baa	1,617.1	1,764.8	17.1	910.4	1,024.0	10.1
BB/Ba	151.1	154.0	1.5	98.5	117.6	1.2
B/B	448.7	447.6	4.3	339.0	261.6	2.5
Lower than B/B(1)	554.1	432.7	4.2	392.1	320.5	3.2
Unrated(2)	1,594.4	1,831.1	17.8	1,416.7	1,416.2	13.9

Total	9,814.3	10,290.8	100.0	9,517.1	10,167.5	100.0

(1)
Lower than B/B is primarily comprised of the fair value of the company's investments in EXCO Resources, Inc. of $402.0 (December 31, 2016 – $292.4).

(2)
Unrated is primarily comprised of the fair value of the company's investments in Blackberry Limited of $663.6 (December 31, 2016 – $461.2), Sanmar Chemicals Group of $333.2 (December 31, 2016 – $299.1), Chorus Aviation Inc. $155.2 (December 31, 2016 – nil) and FBD Insurance plc. of $112.0 (December 31, 2016 – $76.8).

At December 31, 2017, 72.2% (December 31, 2016 – 79.2%) of the fixed income portfolio carrying value was rated investment grade or better, with 47.1% (December 31, 2016 – 61.9%) being rated AA or better (primarily consisting of government obligations). The increase in the fair value of bonds rated AAA/Aaa, A/A and BBB/Baa primarily reflected the consolidation of Allied World's bond portfolio. The decrease in the fair value of bonds rated AA/Aa primarily reflected net sales in 2017 of long dated U.S. state and municipal bonds (net proceeds of $2,346.5), partially offset by the consolidation of Allied World's bond portfolio. The increase in the fair value of bonds rated lower than B/B primarily reflected unrealized appreciation. The increase in bonds that were unrated primarily reflected unrealized appreciation related to convertible bonds and purchases of certain corporate and other bonds. Except as described above, there were no other significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2017 compared to December 31, 2016.

At December 31, 2017 holdings of bonds in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $3,398.7 (December 31, 2016 – $4,178.6), which represented approximately 8.7% (December 31, 2016 – 14.7%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2017 was $663.6 (December 31, 2016 – $461.2), which represented approximately 1.7% (December 31, 2016 – 1.6%) of the total investment portfolio.

The consolidated investment portfolio included $2.5 billion at December 31, 2017 (December 31, 2016 – $4.7 billion) of U.S. state and municipal bonds (approximately $2.3 billion tax-exempt, $0.2 billion taxable), a large portion of which were purchased during 2008 within subsidiary investment portfolios. At December 31, 2017 approximately $1.5 billion (December 31, 2016 – $2.1 billion) of those U.S. state and municipal bonds are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default, and are therefore all rated AA or better.

Counterparties to derivative contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may be insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's credit risk related to derivative contract counterparties, assuming all such counterparties are simultaneously in default:

	December 31, 2017	December 31, 2016
Total derivative assets(1)	126.7	196.4
Impact of net settlement arrangements	(38.6)	(53.8)
Fair value of collateral deposited for the benefit of the company(2)	(39.1)	(54.0)
Excess collateral pledged by the company in favour of counterparties	9.0	12.2
Initial margin not held in segregated third party custodian accounts	8.2	5.0

Net derivative counterparty exposure after net settlement and collateral arrangements	66.2	105.8

(1)
Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)
Excludes $0.4 (December 31, 2016 – $8.7) of excess collateral pledged by counterparties.

Collateral deposited for the benefit of the company at December 31, 2017 consisted of cash of $3.6 and government securities of $35.9 (December 31, 2016 – $8.3 and $54.4). The company had not exercised its right to sell or repledge collateral at December 31, 2017.

Recoverable from reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2017 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. This department also collects and maintains individual and group reinsurance exposures across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company's largest single recoverable from reinsurer (Munich Reinsurance Company) represented 6.5% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2017 (December 31, 2016 – 3.6%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from its reinsurers increased at December 31, 2017 compared to December 31, 2016, principally reflecting the impact from the consolidation of the recoverable from reinsurers of Allied World and Fairfax Latam and current period catastrophe losses ceded to reinsurers. Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2017			December 31, 2016
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	429.6	31.9	397.7	390.0	27.2	362.8
A+	3,878.4	267.2	3,611.2	1,551.0	152.0	1,399.0
A	2,311.9	95.4	2,216.5	1,130.8	67.3	1,063.5
A-	245.5	15.1	230.4	299.7	19.9	279.8
B++	22.2	1.2	21.0	22.0	1.4	20.6
B+	3.1	0.8	2.3	2.0	1.2	0.8
B or lower	5.4	3.0	2.4	11.9	8.9	3.0
Not rated	948.2	493.8	454.4	703.3	218.5	484.8
Pools and associations	134.6	4.5	130.1	71.3	5.6	65.7

	7,978.9	912.9	7,066.0	4,182.0	502.0	3,680.0
Provision for uncollectible reinsurance	(166.4)		(166.4)	(171.7)		(171.7)

Recoverable from reinsurers	7,812.5		6,899.6	4,010.3		3,508.3

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and subsidiary company levels to ensure that future cash needs are met or exceeded by cash flows generated from operating companies.

The holding company's known significant commitments for 2018 consist of payment of the $283.2 dividend on common shares ($10.00 per share paid January 2018), interest and corporate overhead expenses, preferred share dividends, income tax payments, the purchase prices related to the acquisitions of certain businesses of Carillion and the insurance operations of AIG in Uruguay (completed January 31, 2018) and Venezuela, and potential cash outflows related to derivative contracts.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2017 of $2,356.9 provides adequate liquidity to meet the holding company's known commitments in 2018. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility (described in note 15).

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2017 portfolio investments net of short sale and derivative obligations totaled $36.9 billion (December 31, 2016 – $27.1 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, preferred stocks, common stocks, limited partnership interests and other invested assets. At December 31, 2017 these asset classes represented approximately 12.3% (December 31, 2016 – 9.6%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments. Fairfax India and Fairfax Africa held investments that may lack liquidity or are inactively traded with a carrying value of $1,054.7 at December 31, 2017 (December 31, 2016 – $326.6).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2017 the insurance and reinsurance subsidiaries paid net cash of $285.0 (2016 – $814.4) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The closure in the fourth quarter of 2016 of all of the company's short positions effected through total return swaps in the Russell 2000, S&P 500 and S&P/TSX 60 equity indexes significantly reduced cash flow volatility related to derivatives in 2017.

The non-insurance companies have principal repayments coming due in 2018 of $855.9 primarily related to the Fairfax India and Fairfax Africa term loans. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2017
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,564.5	578.8	485.3	216.8	93.5	2,938.9
Funds withheld payable to reinsurers	186.6	553.2	41.9	1.4	67.1	850.2
Provision for losses and loss adjustment expenses	2,108.8	5,344.5	8,272.0	4,557.3	8,328.2	28,610.8
Borrowings – principal	47.1	958.0	877.5	1,556.8	2,957.5	6,396.9
Borrowings – interest	45.6	270.1	542.9	381.5	745.6	1,985.7

	3,952.6	7,704.6	10,219.6	6,713.8	12,191.9	40,782.5

	December 31, 2016
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,257.4	433.9	347.4	113.3	131.8	2,283.8
Funds withheld payable to reinsurers	125.1	252.0	25.8	1.5	11.8	416.2
Provision for losses and loss adjustment expenses	1,383.5	3,890.0	5,664.4	3,428.0	5,115.9	19,481.8
Borrowings – principal	478.1	237.6	650.8	1,299.6	2,117.4	4,783.5
Borrowings – interest	51.5	197.6	443.1	334.5	610.0	1,636.7

	3,295.6	5,011.1	7,131.5	5,176.9	7,986.9	28,602.0

(1)
Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs and accrued interest. Operating lease commitments are described in note 22.

The timing of loss payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2017 the company had income taxes payable of $95.6 (December 31, 2016 – $35.4).

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2017			December 31, 2016
	Less than 3 months	3 months to 1 year	Total	Less than 3 months	3 months to 1 year	Total
Equity total return swaps – short positions	12.1	–	12.1	78.1	–	78.1
Equity total return swaps – long positions	15.6	–	15.6	5.1	–	5.1
Foreign exchange forward contracts	58.1	11.6	69.7	89.0	12.4	101.4
U.S. treasury bond forwards	28.8	–	28.8	49.7	–	49.7

	114.6	11.6	126.2	221.9	12.4	234.3

Market Risk

Market risk (comprised of foreign currency risk, interest rate risk and other price risk) is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure at the subsidiary level and in total at the holding company level. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2017 the company's investment portfolio included fixed income securities with an aggregate fair value of $10.3 billion that is subject to interest rate risk.

The company's exposure to interest rate risk remained relatively unchanged in 2017 compared to 2016 on a pre-tax basis. Allied World's bond portfolio ($5,337.2, acquired on July 6, 2017) was re-balanced to reflect the company's interest rate risk tolerance. Net sales of long dated U.S. state and municipal bonds (net proceeds of $2,346.5) were broadly in line with the decrease in the notional amount of forward contracts to sell long dated U.S. treasury bonds (notional amount of $1,693.8 at December 31, 2017 compared to $3,013.4 at December 31, 2016). The table below, which displays the potential impact on net earnings of changes in interest rates on the company's fixed income portfolio, incorporates the anticipated effects of U.S. tax reform on the company's effective tax rate in 2017. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2017 compared to December 31, 2016.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and CEO, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2017			December 31, 2016
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	9,897.4	(306.2)	(3.8)	9,758.6	(295.1)	(4.0)
100 basis point increase	10,090.1	(155.6)	(2.0)	9,962.2	(148.2)	(2.0)
No change	10,290.8	–	–	10,167.5	–	–
100 basis point decrease	10,498.6	161.3	2.0	10,338.3	124.6	1.7
200 basis point decrease	10,720.5	332.0	4.2	10,480.2	228.6	3.1

(1)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount of $1,693.8 (December 31, 2016 – $3,013.4).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2017 compared to December 31, 2016 are described below.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

Throughout most of 2016 the company had economically hedged certain market risks associated with its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options (S&P 500). The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities.

The company discontinued its economic equity hedging strategy in the fourth quarter of 2016 after giving consideration to the possible and actual outcome of the U.S. elections and the potential for fundamental changes that could improve U.S. economic growth and equity markets. During 2016 the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) and recognized a net loss on investment of $955.2 (realized loss of $2,665.4 of which $1,710.2 had been recognized as unrealized losses in prior years). The company continues to hold short equity and equity index total return swaps for investment purposes, but no longer regards them as hedges of its equity and equity-related holdings. During 2017 the company closed out $1,202.9 notional amount of short equity total return swaps and recognized a net loss on investment of $237.9 (realized loss of $553.1 of which $315.2 was recognized as unrealized losses in prior years). In the first quarter of 2018 the company closed out an additional $481.3 notional amount of short equity and equity index total return swaps and recognized a net loss on investment of $8.1 (realized loss of $199.0 of which $190.9 was recognized as unrealized losses in prior years), which reduced the notional amount of remaining short equity and equity index total return swaps to approximately $509.

The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at December 31, 2017 and 2016 and results of operations for the years then ended. The company considers the fair value of $3,846.2 (December 31, 2016 – $1,752.5) of its non-insurance investments in associates (see note 6) as a component of its equity and equity-related holdings when assessing its net equity exposures.

	December 31, 2017		December 31, 2016		Year ended December 31, 2017	Year ended December 31, 2016
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	5,578.1	5,578.1	4,181.4	4,181.4	707.8	(78.0)
Preferred stocks – convertible	68.1	68.1	9.1	9.1	(1.6)	(6.6)
Bonds – convertible	833.8	833.8	638.2	638.2	233.1	(39.4)
Investments in associates(2)	3,846.2	2,945.3	1,752.5	1,693.0	69.8	–
Derivatives and other invested assets:
Equity total return swaps – long positions	697.8	2.2	213.1	4.3	19.6	23.3
Equity warrants and call options(4)	77.6	77.6	19.3	19.3	38.3	(4.0)

Total equity and equity related holdings	11,101.6	9,505.1	6,813.6	6,545.3	1,067.0	(104.7)

Short equity exposures and equity hedges(3):
Derivatives and other invested assets:
Equity total return swaps – short positions	(892.5)	(0.3)	(1,623.0)	(67.7)	(408.7)	(208.0)
Equity index total return swaps – short positions	(52.6)	0.4	(43.3)	0.6	(9.2)	(971.8)
Equity index put options(4)	–	–	–	–	–	(13.1)

	(945.1)	0.1	(1,666.3)	(67.1)	(417.9)	(1,192.9)

Net equity exposures and financial effects	10,156.5		5,147.3		649.1	(1,297.6)

(1)
The company excludes other funds that are invested principally in fixed income securities with a carrying value of $90.9 at December 31, 2017 (December 31, 2016 – $157.1) when measuring its equity and equity-related exposure.

(2)
Excludes the company's insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.

(3)
Prior to the fourth quarter of 2016 the short equity exposures were considered economic hedges of certain market risks associated with the company's equity and equity-related holdings.

(4)
The company does not consider the notional amounts of the S&P 500 call options and put options in its assessment of its net equity exposures if they are out-of-the-money.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company's equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2017 and 2016. The analysis assumes variations of 5% and 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

	December 31, 2017			December 31, 2016
	Fair value of equity and equity- related holdings	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of equity and equity- related holdings	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in global equity markets
10% increase	6,887.9	479.9	9.2	3,755.3	248.6	10.6
5% increase	6,597.9	239.0	4.6	3,569.7	119.6	5.2
No change	6,310.3	–	–	3,394.7	–	–
5% decrease	6,023.0	(238.5)	(4.6)	3,233.5	(106.7)	(4.7)
10% decrease	5,738.1	(475.0)	(9.1)	3,082.9	(204.5)	(9.2)

The changes in fair value of non-insurance investments in associates have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon ultimate disposition of the associate.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. Subsequent to the economic downturn in 2008, the company became increasingly concerned about the risk of a potential significant decline in global equity markets. From 2010 until the fourth quarter of 2016, the company relied on certain derivative financial instruments to protect its equity and equity-related holdings. In the latter part of 2016, the company's sentiment with respect to U.S. economic growth and improvements in the global equity markets improved, resulting in the discontinuation of the economic equity hedging strategy. In the foreseeable future, the company does not expect to apply equity hedging strategies and will remain focused on its long-term value-oriented investment philosophy, seeking investments that are attractively priced, are selling at a discount to intrinsic value and afford a margin of safety.

At December 31, 2017 the company's exposure to the ten largest issuers of common stock owned in its investment portfolio was $3,138.1, which represented 8.0% of the total investment portfolio (December 31, 2016 – $2,113.8, 7.4%). The exposure to the largest single issuer of common stock held at December 31, 2017 was $549.0, which represented 1.4% of the total investment portfolio (December 31, 2016 – $391.7, 1.4%).

Risk of decreasing price levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2017 these contracts have a remaining weighted average life of 4.6 years (December 31, 2016 – 5.6 years), a notional amount of $117.3 billion (December 31, 2016 – $110.4 billion) and a fair value of $39.6 (December 31, 2016 -$83.4). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract. During 2017 the company did not enter into any new CPI-linked derivative contracts. The company's CPI-linked derivative contracts produced net unrealized losses of $71.0 in 2017 (2016 – $196.2).

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at December 31, 2017 compared to December 31, 2016.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee resulting from its investment in Fairfax India. At the consolidated level the company accumulates, and matches, all significant asset and liability foreign currency exposures, thereby identifying any net unmatched positions, whether long or short. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investments denominated in the exposed currency.

A portion of the company's premiums are written in foreign currencies and a portion of the company's loss reserves are denominated in foreign currencies. Moreover, a portion of the company's cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

At December 31, 2017 the company had designated the carrying value of Cdn$2,212.9 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,868.6 (December 31, 2016 – principal amount of Cdn$1,975.0 with a fair value of $1,618.1) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. In 2017 the company recognized pre-tax losses of $106.3 (2016 – $37.5) related to exchange rate movements on the unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effect on certain line items in the company's consolidated financial statements for the years ended December 31 follows:

	2017	2016
Net gains (losses) on investments
Investing activities	88.8	(136.9)
Underwriting activities	(74.9)	19.7
Foreign currency forward contracts	(11.1)	(12.3)

Foreign currency net gains (losses) included in pre-tax earnings (loss)	2.8	(129.5)

The table below shows the approximate effect of a 5% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 5% appreciation of the U.S. dollar occurred at December 31, 2017 with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Pre-tax earnings (loss)	32.5	40.6	6.2	9.5	5.7	15.6	(64.8)	(31.2)	(55.7)	24.0	(76.1)	58.5
Net earnings (loss)	24.3	28.0	5.0	7.8	5.4	11.7	(57.3)	(21.9)	(45.4)	13.8	(68.0)	39.4
Pre-tax other comprehensive income (loss)	(75.3)	(66.1)	(60.8)	(1.7)	(33.6)	(29.9)	(128.5)	(99.3)	(54.3)	(60.0)	(352.5)	(257.0)
Other comprehensive income (loss)	(73.8)	(66.0)	(54.7)	4.3	(33.4)	(28.5)	(126.8)	(94.0)	(50.9)	(60.0)	(339.6)	(244.2)

The hypothetical impact in 2017 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

  Canadian dollar:    Foreign exchange forward contracts used as economic hedges of operational exposure at OdysseyRe (including OdysseyRe's net investment in its Canadian branch where the net assets are translated through other comprehensive income), the translation of the company's Canadian dollar denominated senior notes not included as part of the hedge of net investment in Canadian subsidiaries and certain net assets of Allied World (consolidated during 2017).

  Euro:    Foreign exchange forward contracts at OdysseyRe and Crum & Forster used as economic hedges of euro denominated operational exposure and portfolio investments, and certain net liabilities of Allied World (consolidated during 2017) and Run-off (principally provision for losses and loss adjustment expenses, partially offset by portfolio investments).

  British pound sterling:    Certain net liabilities at OdysseyRe (principally insurance contract liabilities net of recoverable from reinsurers and portfolio investments) and Allied World (consolidated during 2017), partially offset by certain net assets at Brit (principally portfolio investments and recoverable from reinsurers, net of insurance contract liabilities).

  Indian rupee:    The company's 9.9% equity interest in ICICI Lombard (reclassified from investments in associates to holding company cash and investments within Fairfax Asia during 2017) and portfolio investments held broadly across the company.

  All other currencies:    U.S. dollar denominated portfolio investments held in entities where the functional currency is other than the U.S. dollar (primarily at OdysseyRe's Paris branch and Newline syndicate), foreign exchange forward contracts used as economic hedges of operational exposure at OdysseyRe and certain net assets of Allied World (consolidated during 2017), partially offset by certain net liabilities at Fairfax India (primarily U.S. dollar long term debt).

The hypothetical impact in 2017 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company's non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

  Canadian dollar:    Net investments in Northbridge and Canadian subsidiaries within the Other reporting segment, partially offset by the impact of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net investments in Grivalia Properties (consolidated during 2017) and investments in associates (primarily Eurolife, Astarta and KWF LPs), partially offset by net liabilities in OdysseyRe's Paris branch.

  British pound sterling:    Net investments in Newline syndicate (OdysseyRe) and RiverStone Insurance in the U.K. (European Run-off).

  Indian rupee:    Net investments in Fairfax India and Thomas Cook India.

  All other currencies:    Net investments in Fairfax Latin America (Argentine peso, Chilean peso, Colombian peso), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG (Indonesian rupiah), Fairfirst Insurance (Sri Lankan rupee) and Pacific Insurance (Malaysian ringgit), and investments in associates (primarily Kuwaiti dinar at Gulf Insurance, South African rand at AFGRI and Vietnamese dong at BIC Insurance).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2017, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $24,826.1 compared to $16,587.7 at December 31, 2016. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	December 31, 2017	December 31, 2016
Holding company cash and investments (net of short sale and derivative obligations)	2,356.9	1,329.4

Borrowings – holding company	3,475.1	3,472.5
Borrowings – insurance and reinsurance companies	1,373.0	435.5
Borrowings – non-insurance companies	1,566.0	859.6

Total debt	6,414.1	4,767.6

Net debt(1)	4,057.2	3,438.2

Common shareholders' equity	12,475.6	8,484.6
Preferred stock	1,335.5	1,335.5
Non-controlling interests	4,600.9	2,000.0

Total equity	18,412.0	11,820.1

Net debt/total equity	22.0%	29.1%
Net debt/net total capital(2)	18.1%	22.5%
Total debt/total capital(3)	25.8%	28.7%
Interest coverage(4)	7.1x	n/a
Interest and preferred share dividend distribution coverage(5)	6.0x	n/a
(1)
Net debt is is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

During 2017 the company completed an underwritten public offering of Cdn$650.0 principal amount of 4.25% senior notes due 2027 for net proceeds of $509.5. Those net proceeds were used to redeem the company's remaining Cdn$388.4 principal amount 7.5% senior notes for cash consideration of $340.6 (including accrued interest), repay $124.9 principal amount of purchase consideration payable upon maturity and reduce the amount outstanding on the company's revolving credit facility (note 15). The company also issued 5,075,894 subordinate voting shares with a fair value of $2,191.6 as part of the acquisition of Allied World (note 23).

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2017 Crum & Forster, Zenith National, Allied World, OdysseyRe and U.S. Run-off subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level.

In Bermuda, the Bermuda Insurance Act 1978 imposes solvency and liquidity standards on Bermuda insurers and reinsurers. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined by the Bermuda Monetary Authority under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2017 Allied World was in compliance with Bermuda's regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2017 Northbridge's subsidiaries had a weighted average MCT ratio in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2017 Brit's available capital was in excess of its management capital requirements (capital required for business strategy and regulatory requirements).

In countries other than the U.S., Canada, the U.K. and Bermuda where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2017.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments, with reporting segments categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

OdysseyRe – A U.S.-based reinsurer that provides a full range of property and casualty products on a worldwide basis, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. writing a broad range of commercial coverages, principally specialty coverages.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer.

Allied World – A global property, casualty and specialty insurer and reinsurer with a presence at Lloyd's.

Fairfax Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital, sold on December 28, 2017), Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (AMAG, acquired on October 10, 2016), and Sri Lanka (Fairfirst Insurance, acquired on October 3, 2016). Fairfax Asia also includes the company's equity accounted interests in Vietnam-based BIC Insurance (35.0%), Thailand-based Falcon Thailand (41.2%) and Mumbai-based ICICI Lombard (partially sold during 2017 and reclassified to a common stock investment).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Bryte Insurance (acquired on December 7, 2016), Advent, Fairfax Latin America and Fairfax Central and Eastern Europe ("Fairfax CEE"). Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana. Advent is a specialty property reinsurance and insurance company operating through Syndicate 780 at Lloyd's. Fairfax Latin America is comprised of Fairfax Brasil, which writes commercial property and casualty insurance in Brazil, and Fairfax Latam, consisting of property and casualty insurance operations in Chile, Colombia and Argentina. Fairfax CEE is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, and Colonnade Insurance, a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania, and an insurance subsidiary in Ukraine.

Run-off

The Run-off reporting segment principally comprises RiverStone (UK), Syndicate 3500 at Lloyd's (managed by RiverStone Managing Agency Limited), RiverStone Insurance (European Run-off) and TIG Insurance (U.S. Run-off).

Other

The Other reporting segment is comprised of the company's non-insurance operations, including Cara and its subsidiaries St-Hubert (acquired on September 2, 2016), Original Joe's (acquired on November 28, 2016) and Pickle Barrel (acquired on December 1, 2017), The Keg, Thomas Cook India and its subsidiaries Quess and Sterling Resorts, Grivalia Properties (consolidated on July 4, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth, Praktiker, Sporting Life, William Ashley, Boat Rocker, Golf Town (acquired on October 31, 2016), Fairfax Africa (since its initial public offering on February 17, 2017), and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics (acquired on August 26, 2016)) and Saurashtra Freight (acquired on February 14, 2017).

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

Sources of Earnings by Reporting Segment

Sources of earnings by reporting segment for the years ended December 31 were as follows:

2017

	Insurance and Reinsurance
													Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,180.4	2,725.7	2,120.0	849.0	2,048.1	1,447.6	667.9	1,160.4	12,199.1	8.4	–	–	–	12,207.5
Intercompany	6.6	57.4	54.5	–	8.9	–	2.5	83.9	213.8	–	–	–	(213.8)	–

	1,187.0	2,783.1	2,174.5	849.0	2,057.0	1,447.6	670.4	1,244.3	12,412.9	8.4	–	–	(213.8)	12,207.5

Net premiums written	1,064.9	2,495.9	1,863.4	837.4	1,530.9	991.9	327.5	863.3	9,975.2	8.3	–	–	–	9,983.5

Net premiums earned
External	1,023.7	2,318.3	1,822.1	814.1	1,537.3	1,041.3	369.3	775.2	9,701.3	20.1	–	–	–	9,721.4
Intercompany	(4.0)	15.1	30.7	(2.5)	(0.4)	(12.6)	(41.7)	15.4	–	–	–	–	–	–

	1,019.7	2,333.4	1,852.8	811.6	1,536.9	1,028.7	327.6	790.6	9,701.3	20.1	–	–	–	9,721.4
Underwriting expenses(2)	(1,010.7)	(2,273.4)	(1,849.6)	(694.4)	(1,738.8)	(1,615.3)	(289.4)	(871.2)	(10,342.8)	(227.5)	–	–	–	(10,570.3)

Underwriting profit (loss)	9.0	60.0	3.2	117.2	(201.9)	(586.6)	38.2	(80.6)	(641.5)	(207.4)	–	–	–	(848.9)

Interest income	56.1	131.0	53.4	26.8	41.9	76.8	31.3	38.7	456.0	37.2	29.7	(8.3)	–	514.6
Dividends	9.5	15.6	3.4	3.8	3.7	2.2	3.2	11.8	53.2	4.6	9.1	6.3	–	73.2
Investment expenses	(11.5)	(21.7)	(23.0)	(7.2)	(13.0)	(13.1)	(5.4)	(12.0)	(106.9)	(12.9)	(143.7)	(2.1)	236.8	(28.8)

Interest and dividends	54.1	124.9	33.8	23.4	32.6	65.9	29.1	38.5	402.3	28.9	(104.9)	(4.1)	236.8	559.0

Share of profit (loss) of associates	3.2	7.2	(1.1)	(9.8)	9.2	(17.6)	29.4	3.0	23.5	(6.1)	55.4	127.7	–	200.5

Other
Revenue	–	–	–	–	–	–	–	–	–	–	3,257.6	–	–	3,257.6
Expenses	–	–	–	–	–	–	–	–	–	–	(2,996.0)	–	–	(2,996.0)

	–	–	–	–	–	–	–	–	–	–	261.6	–	–	261.6

Operating income (loss)	66.3	192.1	35.9	130.8	(160.1)	(538.3)	96.7	(39.1)	(215.7)	(184.6)	212.1	123.6	236.8	172.2
Net gains (losses) on investments	44.8	253.1	27.9	26.6	79.0	(26.5)	1,083.9	69.5	1,558.3	73.3	7.2	(171.3)	–	1,467.5
Gain on sale of subsidiary	–	–	–	–	–	–	1,018.6	–	1,018.6	–	–	–	–	1,018.6
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	–	–	–	–	–	(28.6)	–	(28.6)
Interest expense	–	(3.3)	(1.8)	(3.3)	(12.5)	(15.6)	–	(4.8)	(41.3)	–	(65.8)	(224.1)	–	(331.2)
Corporate overhead	(8.7)	(27.4)	(25.4)	(8.2)	(9.2)	(27.9)	(2.6)	(22.2)	(131.6)	–	–	93.1	(236.8)	(275.3)

Pre-tax income (loss)	102.4	414.5	36.6	145.9	(102.8)	(608.3)	2,196.6	3.4	2,188.3	(111.3)	153.5	(207.3)	–	2,023.2
Income taxes														(408.3)

Net earnings														1,614.9

Attributable to:
Shareholders of Fairfax														1,740.6
Non-controlling interests														(125.7)

														1,614.9

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

(2)
Total underwriting expenses for the year ended December 31, 2017 are comprised as shown below. Accident year total underwriting expenses exclude the impact of favourable or unfavourable prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	760.1	1,827.7	1,209.8	477.9	1,117.8	1,293.1	263.1	563.8	7,513.3
Commissions	164.5	492.5	292.4	83.5	424.8	32.6	4.7	148.4	1,643.4
Premium acquisition costs and other underwriting expenses	179.6	241.3	357.6	209.4	205.7	217.7	73.9	192.6	1,677.8

Total underwriting expenses – accident year	1,104.2	2,561.5	1,859.8	770.8	1,748.3	1,543.4	341.7	904.8	10,834.5
Unfavourable (favourable) claims reserve development	(93.5)	(288.1)	(10.2)	(76.4)	(9.5)	71.9	(52.3)	(33.6)	(491.7)

Total underwriting expenses – calendar year	1,010.7	2,273.4	1,849.6	694.4	1,738.8	1,615.3	289.4	871.2	10,342.8

2016

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Run-off	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,052.3	2,355.8	2,011.8	831.7	1,904.3	636.1	558.4	9,350.4	183.9	–	–	–	9,534.3
Intercompany	2.8	24.9	43.2	–	7.9	12.6	84.9	176.3	–	–	–	(176.3)	–

	1,055.1	2,380.7	2,055.0	831.7	1,912.2	648.7	643.3	9,526.7	183.9	–	–	(176.3)	9,534.3

Net premiums written	942.6	2,100.2	1,801.1	819.4	1,480.2	303.1	458.4	7,905.0	183.4	–	–	–	8,088.4

Net premiums earned
External	915.8	2,083.9	1,738.6	809.3	1,396.5	348.5	406.1	7,698.7	163.5	–	–	–	7,862.2
Intercompany	(7.0)	(9.8)	30.9	(2.0)	2.8	(46.0)	31.1	–	–	–	–	–	–

	908.8	2,074.1	1,769.5	807.3	1,399.3	302.5	437.2	7,698.7	163.5	–	–	–	7,862.2
Underwriting expenses(1)	(862.5)	(1,838.9)	(1,737.1)	(643.2)	(1,370.2)	(261.4)	(409.5)	(7,122.8)	(348.6)	–	–	–	(7,471.4)

Underwriting profit (loss)	46.3	235.2	32.4	164.1	29.1	41.1	27.7	575.9	(185.1)	–	–	–	390.8

Interest income	56.6	158.5	72.8	33.0	66.5	26.6	32.2	446.2	58.6	21.3	(11.7)	–	514.4
Dividends	8.4	23.9	5.8	4.3	2.6	3.4	2.7	51.1	5.9	8.2	1.6	–	66.8
Investment expenses	(12.8)	(28.7)	(12.8)	(7.7)	(13.7)	(3.3)	(8.3)	(87.3)	(13.3)	(12.8)	(1.4)	88.8	(26.0)

Interest and dividends	52.2	153.7	65.8	29.6	55.4	26.7	26.6	410.0	51.2	16.7	(11.5)	88.8	555.2

Share of profit (loss) of associates	5.2	17.3	(22.6)	1.2	3.4	48.1	0.7	53.3	(15.5)	13.6	(27.2)	–	24.2

Other
Revenue	–	–	–	–	–	–	–	–	–	2,061.6	–	–	2,061.6
Expenses	–	–	–	–	–	–	–	–	–	(1,958.4)	–	–	(1,958.4)

	–	–	–	–	–	–	–	–	–	103.2	–	–	103.2

Operating income (loss)	103.7	406.2	75.6	194.9	87.9	115.9	55.0	1,039.2	(149.4)	133.5	(38.7)	88.8	1,073.4
Net gains (losses) on investments(3)	(161.3)	(318.7)	(184.7)	(168.2)	87.3	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	–	(1,203.6)
Interest expense	–	(2.8)	(1.6)	(3.3)	(14.2)	–	(4.2)	(26.1)	–	(28.3)	(188.4)	–	(242.8)
Corporate overhead	(6.6)	(30.2)	(20.4)	(8.4)	(9.2)	(0.1)	–	(74.9)	–	–	(17.6)	(88.8)	(181.3)

Pre-tax income (loss)	(64.2)	54.5	(131.1)	15.0	151.8	114.1	(39.2)	100.9	(374.6)	135.3	(415.9)	–	(554.3)
Income taxes													159.6

Net loss													(394.7)

Attributable to:
Shareholders of Fairfax													(512.5)
Non-controlling interests													117.8

													(394.7)

(1)
Total underwriting expenses for the year ended December 31, 2016 are comprised as shown below. Accident year total underwriting expenses exclude the impact of favourable or unfavourable prior year claims reserve development.
	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	651.1	1,438.4	1,136.1	459.3	909.7	252.5	290.1	5,137.2
Commissions	150.6	431.4	283.2	81.9	292.3	(6.5)	101.8	1,334.7
Premium acquisition costs and other underwriting expenses	173.6	235.6	326.1	203.0	221.7	67.5	78.0	1,305.5

Total underwriting expenses – accident year	975.3	2,105.4	1,745.4	744.2	1,423.7	313.5	469.9	7,777.4
Favourable claims reserve development	(112.8)	(266.5)	(8.3)	(101.0)	(53.5)	(52.1)	(60.4)	(654.6)

Total underwriting expenses – calendar year	862.5	1,838.9	1,737.1	643.2	1,370.2	261.4	409.5	7,122.8

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment as at and for the years ended December 31 were as follows:

	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2017	2016	2017	2016	2017	2016	2017	2016
Insurance and Reinsurance
Northbridge	218.6	206.9	1.1	–	4,527.2	4,149.9	2,804.6	2,630.2
OdysseyRe	355.7	373.5	–	–	11,316.1	10,334.8	7,248.4	6,370.5
Crum & Forster	263.2	153.5	–	7.8	6,290.6	6,294.1	4,651.1	4,625.7
Zenith National	162.9	146.9	–	–	2,586.8	2,590.7	1,653.8	1,633.1
Brit	231.4	217.8	–	–	7,480.1	6,579.5	5,930.1	4,915.7
Allied World(1)	210.5	–	937.9	–	14,584.4	–	10,937.2	–
Fairfax Asia	100.9	487.3	(24.2)	69.5	1,930.7	2,684.7	674.5	1,457.7
Other	92.0	127.4	19.6	11.5	4,321.3	2,656.2	3,223.5	1,850.1

Operating companies	1,635.2	1,713.3	934.4	88.8	53,037.2	35,289.9	37,123.2	23,483.0
Run-off	252.0	308.2	–	–	5,207.2	5,709.5	3,456.5	3,970.4
Other	1,250.8	255.3	277.9	127.2	8,684.0	4,740.2	3,245.8	2,029.8
Corporate and Other and eliminations and adjustments	518.3	356.7	–	–	(2,838.3)	(2,355.2)	1,852.6	2,081.1

Consolidated	3,656.3	2,633.5	1,212.3	216.0	64,090.1	43,384.4	45,678.1	31,564.3

(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Product Line

Net premiums earned by product line for the years ended December 31 was as follows:

	Property		Casualty		Specialty		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Net premiums earned – Insurance and Reinsurance
Northbridge	449.1	395.6	474.4	423.8	96.2	89.4	1,019.7	908.8
OdysseyRe	1,206.0	1,159.9	901.5	714.5	225.9	199.7	2,333.4	2,074.1
Crum & Forster	238.9	237.0	1,518.0	1,426.6	95.9	105.9	1,852.8	1,769.5
Zenith National	32.1	29.3	779.5	778.0	–	–	811.6	807.3
Brit	427.1	402.7	755.7	664.3	354.1	332.3	1,536.9	1,399.3
Allied World(1)	360.9	–	607.4	–	60.4	–	1,028.7	–
Fairfax Asia	65.6	57.4	219.2	191.2	42.8	53.9	327.6	302.5
Other	405.9	191.9	221.9	146.1	162.8	99.2	790.6	437.2

Operating companies	3,185.6	2,473.8	5,477.6	4,344.5	1,038.1	880.4	9,701.3	7,698.7
Run-off	–	0.4	22.9	162.6	(2.8)	0.5	20.1	163.5

Consolidated net premiums earned	3,185.6	2,474.2	5,500.5	4,507.1	1,035.3	880.9	9,721.4	7,862.2
Interest and dividends							559.0	555.2
Share of profit of associates							200.5	24.2
Net gains (losses) on investments							1,467.5	(1,203.6)
Gain on sale of subsidiary							1,018.6	–
Other							3,257.6	2,061.6

Consolidated revenue							16,224.6	9,299.6

Allocation of net premiums earned	32.8%	31.5%	56.6%	57.3%	10.6%	11.2%
(1)
Allied World is included in the company's financial reporting with effect from July 6, 2017.

Geographic Region

Net premiums earned by geographic region for the years ended December 31 was as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net premiums earned – Insurance and Reinsurance
Northbridge	1,007.2	899.5	12.5	9.3	–	–	–	–	1,019.7	908.8
OdysseyRe	76.8	72.5	1,539.2	1,319.3	247.2	231.4	470.2	450.9	2,333.4	2,074.1
Crum & Forster	–	–	1,852.6	1,769.3	–	–	0.2	0.2	1,852.8	1,769.5
Zenith National	–	–	811.6	807.3	–	–	–	–	811.6	807.3
Brit	83.1	77.1	1,036.5	942.1	60.3	54.0	357.0	326.1	1,536.9	1,399.3
Allied World(3)	20.5	–	773.7	–	88.2	–	146.3	–	1,028.7	–
Fairfax Asia	0.1	0.1	–	0.3	319.0	293.2	8.5	8.9	327.6	302.5
Other	9.1	3.9	98.9	142.6	108.0	105.7	574.6	185.0	790.6	437.2

Operating companies	1,196.8	1,053.1	6,125.0	4,990.2	822.7	684.3	1,556.8	971.1	9,701.3	7,698.7
Run-off	–	–	23.7	162.6	–	–	(3.6)	0.9	20.1	163.5

Consolidated net premiums earned	1,196.8	1,053.1	6,148.7	5,152.8	822.7	684.3	1,553.2	972.0	9,721.4	7,862.2
Interest and dividends									559.0	555.2
Share of profit of associates									200.5	24.2
Net gains (losses) on investments									1,467.5	(1,203.6)
Gain on sale of subsidiary									1,018.6	–
Other									3,257.6	2,061.6

Consolidated revenue									16,224.6	9,299.6

Allocation of net premiums earned	12.3%	13.4%	63.2%	65.5%	8.5%	8.7%	16.0%	12.4%
(1)
The Asia geographic segment comprises countries located throughout Asia, including China, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

(3)
Allied World is included in the company's financial reporting with effect from July 6,  2017.

26. Expenses

  Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2017			2016
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	6,880.0	–	6,880.0	4,478.3	–	4,478.3
Other reporting segment cost of sales	–	1,821.4	1,821.4	–	1,095.2	1,095.2
Wages and salaries	1,072.0	495.2	1,567.2	876.6	351.8	1,228.4
Employee benefits	242.1	76.9	319.0	213.1	63.8	276.9
Depreciation, amortization and impairment charges	136.5	144.0	280.5	98.4	93.3	191.7
Operating lease costs	79.3	136.9	216.2	60.6	95.1	155.7
Audit, legal and tax professional fees	155.7	27.2	182.9	116.2	17.4	133.6
Premium taxes	152.7	–	152.7	101.4	–	101.4
Information technology costs	122.2	16.2	138.4	99.8	6.7	106.5
Other reporting segment marketing costs	–	65.4	65.4	–	43.9	43.9
Share-based payments to directors and employees	58.4	5.4	63.8	48.1	5.5	53.6
Restructuring costs	30.6	3.1	33.7	2.9	0.3	3.2
Loss on repurchase of long term debt (note 15)(2)	–	28.6	28.6	–	–	–
Administrative expense and other	266.9	204.3	471.2	220.9	185.4	406.3

	9,196.4	3,024.6	12,221.0	6,316.3	1,958.4	8,274.7

(1)
Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)
Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies, and loss on repurchase of long term debt of the holding company.

27.  Supplementary Cash Flow Information

Cash and cash equivalents as presented in the consolidated balance sheets and the consolidated statements of cash flows were comprised as follows:

	December 31, 2017	December 31, 2016
Holding company cash and investments:
Cash and balances with banks	129.1	131.9
Treasury bills and other eligible bills	866.3	401.3

	995.4	533.2

Subsidiary cash and short term investments:
Cash and balances with banks	2,355.5	1,668.2
Treasury bills and other eligible bills	5,028.6	2,275.2

	7,384.1	3,943.4

Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	16.8	–

Fairfax India:
Cash and balances with banks	44.0	44.5
Treasury bills and other eligible bills	–	128.7

	44.0	173.2

Fairfax Africa:
Cash and balances with banks	329.7	–

Cash and cash equivalents as presented in the consolidated balance sheet	8,770.0	4,649.8

Less: Cash and cash equivalents – restricted(1)
Holding company cash and cash equivalents – restricted:
Cash and balances with banks	1.7	2.8
Subsidiary cash and cash equivalents – restricted:
Cash and balances with banks	546.8	180.8
Treasury bills and other eligible bills	286.5	247.1

	835.0	430.7

Cash and cash equivalents as presented in the consolidated statement of cash flows	7,935.0	4,219.1

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries.

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31 were as follows:

		2017	2016
(a)	Net sales of securities classified as FVTPL
	Short term investments	(2,816.5)	(2,688.0)
	Bonds	5,677.1	4,514.5
	Preferred stocks	(249.6)	(42.4)
	Common stocks	778.3	170.4
	Derivatives, short sales and other invested assets	(710.9)	(835.2)

		2,678.4	1,119.3

(b)	Changes in operating assets and liabilities
	Net increase in restricted cash and cash equivalents	(245.4)	(55.1)
	Provision for losses and loss adjustment expenses	1,842.1	(355.7)
	Provision for unearned premiums	395.2	326.2
	Insurance contract receivables	(428.4)	(296.6)
	Recoverable from reinsurers	(1,168.5)	(34.6)
	Other receivables	(32.4)	(36.5)
	Funds withheld payable to reinsurers	182.0	87.9
	Accounts payable and accrued liabilities	174.0	110.6
	Income taxes payable	46.5	(54.1)
	Other	(209.7)	(300.0)

		555.4	(607.9)

(c)	Net interest and dividends received
	Interest and dividends received	531.9	782.4
	Interest paid	(277.9)	(216.2)

		254.0	566.2

(d)	Net income taxes paid	(33.4)	(267.1)

28.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 determined in accordance with the company's IFRS accounting policies was as follows:

	2017	2016
Salaries and other short-term employee benefits	9.7	8.2
Share-based payments	3.1	2.5

	12.8	10.7

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2017	2016
Retainers and fees	0.8	0.8
Share-based payments	0.3	0.1

	1.1	0.9

During 2017 the company entered into an investment management contract on normal commercial terms pursuant to which effectively Benjamin Watsa, a member of the company's Board of Directors and the son of Prem Watsa, the company's Chairman and CEO and effectively controlling shareholder, would manage up to $50.0 for operating companies within the Fairfax group.

Subsequent to December 31, 2017

Pursuant to the company's investment advisory agreement with Fairfax India, a performance fee of $114.4 in the form of newly issued Fairfax India subordinate voting shares was received on March 9, 2018. See note 23.

29.  Subsidiaries

During 2017 the company acquired controlling interests in Allied World, Grivalia Properties, Mosaic Capital, Saurashtra Freight and Fairchem (through Fairfax India), and sold First Capital. The foregoing transactions are described in note 23. The company has wholly-owned subsidiaries not presented in the tables below that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

December 31, 2017	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and Reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Re Holdings Corp. (OdysseyRe)	United States
Hudson Insurance Company (Hudson Insurance)	United States
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	72.5%
Allied World Assurance Company Holdings, GmbH (Allied World)	Switzerland	67.4%
Advent Capital (Holdings) Ltd. (Advent)	United Kingdom
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
SBS Seguros Colombia S.A. (SouthBridge Colombia)	Colombia
Southbridge Compañía de Seguros Generales S.A. (SouthBridge Chile)	Chile
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
Bryte Insurance Company Limited (Bryte Insurance)	South Africa
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna TBK (AMAG)	Indonesia	80.0%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Run-off
TIG Insurance Company (TIG Insurance)	United States
RiverStone Insurance (UK) Limited (RiverStone (UK))	United Kingdom
RiverStone Insurance Limited (RiverStone Insurance)	United Kingdom
RiverStone Managing Agency Limited	United Kingdom

December 31, 2017	Domicile	Fairfax's ownership		Primary business
Other reporting segment
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada	100.0%		Investment management
Fairfax Africa Holdings Corporation (Fairfax Africa)	Canada	64.2%	(1)	Invests in public and private African businesses
Grivalia Properties Real Estate Investment Company S.A. (Grivalia Properties)	Greece	52.7%		Real Estate investment company
Mosaic Capital Corporation (Mosaic Capital)	Canada	—	(2)	Invests in private Canadian businesses
Pethealth Inc. (Pethealth)	Canada	100.0%		Pet medical insurance and database services
Boat Rocker Media Inc. (Boat Rocker)	Canada	58.2%		Development, production, marketing and distribution of television programs
Restaurants and Retail
Cara Operations Limited (Cara) which owns:	Canada	40.2%	(1)	Franchisor, owner and operator of restaurants
100.0% of Groupe St-Hubert Inc. (St-Hubert)	Canada	40.2%		Full-service restaurant operator and a fully integrated food manufacturer
89.2% of Original Joe's Franchise Group Inc. (Original Joe's)	Canada	35.9%		Multi-brand restaurant owner and operator
100.0% of Pickle Barrel Restaurants Inc. (Pickle Barrel)	Canada	40.2%		Owner and operator of restaurants and catering business
Keg Restaurants Ltd. (The Keg)	Canada	51.0%		Owner and operator of premium dining restaurants
Praktiker Hellas Commercial Societe Anonyme (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Sporting Life Inc. (Sporting Life)	Canada	75.0%		Retailer of sporting goods and sports apparel
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
Golf Town Limited (Golf Town)	Canada	60.0%	(3)	Retailer of golf equipment, consumables, athletic apparel and accessories
India focused
Fairfax India Holdings Limited (Fairfax India) which owns:	Canada	30.2%	(1)	Invests in public and private Indian businesses
89.5% of National Collateral Management Services Limited (NCML)	India	27.0%		Provider of agricultural commodities storage
48.7% of Fairchem Specialty Limited (Fairchem)	India	14.7%		Manufacturer, supplier and exporter of aroma chemicals
51.0% of Saurashtra Freight Private Limited (Saurashtra Freight)	India	15.4%		Container freight station operator
Thomas Cook (India) Limited (Thomas Cook India) which owns:	India	67.6%		Provider of integrated travel and travel-related financial services
49.0% of Quess Corp Limited (Quess)	India	33.1%		Provider of staffing and facilities management services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	67.6%		Owner and operator of holiday resorts
(1)
The company holds multiple voting shares that give it voting rights of 56.7% in Cara, 98.8% in Fairfax Africa and 93.6% in Fairfax India.

(2)
The company holds Mosaic Capital warrants representing a potential voting interest of approximately 62%.

(3)
The company holds 100% of the voting rights in Golf Town.

QuickLinks

  Exhibit 99.2
Consolidated Financial Statements